SYNTEL INC
Consider IT Done®

2005 Annual Report

P,E, 12-31-05

## FINANCIAL HIGHLIGHTS

- *$226.2 million in total revenue, an increase of 21% from last fiscal year.*
- *Headcount grew 35% to cross over the 6,000 mark.*
- *2005 ending cash balance and short-term investments of $120.5 million.*
- *Approximately 80% of revenues generated from key offerings of Applications Outsourcing and Business Process Outsourcing (BPO).*
- *Finished the year with 67% of services being delivered for our clients from our India centers.*
- *Celebrated 25 years in business.*

**Dear Syntel Shareholder:**

The year 2005 represented our 25th anniversary of providing Information Technology (IT) solutions to our global clients. In that time, we've witnessed the evolution of IT from a back-office, mainframe-driven function to one that is extremely critical to a corporation's success. Technology is now a key enabler to an organization's success and it is radically and fundamentally changing how businesses compete in the global marketplace. Through the course of our evolution as an organization, Syntel has kept pace with the changing market, providing the best technology solutions, as fast as possible and at an attractive price point, through our globally networked technology development centers.

During 2005, a consistent theme was Syntel's commitment to its strategic investments in the areas of People, Process and Infrastructure. I'm pleased to report that we made significant progress on those plans through the course of the year.

In the area of **People**, we aggressively grew our employee count during the year by 35%, closing 2005 with 6,093 Syntellers worldwide. We launched new performance tracking, career pathing, training and incentive programs, designed to more closely align each employee's performance with our overall corporate objectives, improve employee satisfaction, and retain the best talent.

From a **Process** standpoint, we architected a sound vertical approach and built dedicated business unit structures for banking/financial services, insurance, healthcare, automotive, logistics, telecommunications and retail. And those vertical practices are creating the domain expertise and focused solution sets that differentiate Syntel from the competition.

Syntel made dramatic improvements in our **Infrastructure**, as we finalized work on our new world-class 40-acre technology campus in Pune, India. Featuring a state-of-the-art training center, customer care center, cafeteria, and overnight accommodations, this campus facility will serve as a shining example of our commitment to expansion with customers and employees alike. We will break ground on a 27-acre campus in Chennai, India in 2006.

Today, customers are asking more from their IT partners. Syntel has responded. With world-class infrastructure and facilities. With new solutions and service offerings. And with the best technical talent the world has to offer. We continue to march toward aligning ourselves as the IT "partner of choice" for Global 2000 organizations. We believe our full-year 2005 performance clearly validates our plans and illustrates we are on the right track.

Our progress during the year has not gone unnoticed. Research firm IDC named Syntel as one of the key ***"Firms to Watch in 2005"***; offshore research consultancy neoIT cited us a ***"Top 100 Global IT Supplier"***; we were mentioned as one of the ***"Top 50 BPO Providers"*** in The Black Book of Outsourcing; and recognized on the ***"2005 Healthcare Informatics 100 List"*** of the largest IT vendors in the healthcare space. The list goes on.



On behalf of the more than 6,000 Syntellers across the globe, thank for your continued support.

Bharat Desai





06036130



Bharat Desai
Chairman & CEO
Syntel, Inc.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005
*Commission File Number 0-22903*

# SYNTEL, INC.
(Exact name of Registrant as specified in its charter)

| Michigan<br>(State or other jurisdiction of incorporation or organization) | 38-2312018<br>(I.R.S. Employer Identification No.) |
|---|---|
| 525 E, Big Beaver Road, Suite 300, Troy, Michigan<br>(Address of principal executive offices) | 48083<br>(Zip Code) |

Registrant's telephone number, including area code: (248) 619-2800

**Securities registered pursuant to Section 12(b) of the Act: None**

**Securities registered pursuant to Section 12(g) of the Act: __________**

**Common Stock, no par value**
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes No X

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant has been required to file such reports), and (2) has bee subject to such filing requirements for the past 90 days.

Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this For 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer Accelerated Filer X Non-Accelerated Filer ndicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

'es No X

'he aggregate market value of the Common Stock held by non-affiliates of the Registrant as of the last business day of the Registrant's most ecently completed second fiscal quarter, June 30, 2005, based on the last sale price of $16.03 per share for the Common Stock on The JASDAQ National Market on such date, was approximately $126,721,000.

s of February 27, 2006, the Registrant had 40,936,394 shares of Common Stock outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

'ortions of Registrant's Proxy Statement for the 2006 Annual Meeting of Shareholders to be held on or about June 1, 2006 are incorporated by eference into Part III hereof.

# FORM 10-K

# INDEX

**PART I**

**TEM 1. BUSINESS.**

ₗeferences herein to the "Company" or "Syntel" refer to Syntel, Inc. and its wholly owned subsidiaries worldwide on a consolidated basis.

**'ORWARD-LOOKING STATEMENTS**

'his report on Form 10-K, including without limitation the Business section and Management's Discussion and Analysis of Financial Condition ınd Results of Operations, and other sections of this report, including the allowance for doubtful accounts, contingencies and litigation, ›otential tax liabilities, interest rate or foreign currency risks, and projections regarding our liquidity and capital resources, could be construed ɪs forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and ›ection 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements containing words such as 'could", "expects", "may", "anticipates", "believes", "estimates", "plans", and similar expressions. In addition, the Company or persons acting ›n its behalf may, from time to time, publish other forward-looking statements. Such forward looking statements are based on management's :stimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those liscussed in the forward looking statements. Some of the factors that could cause future results to materially differ from the recent results or hose projected in the forward-looking statements include the following:

Recruitment and Retention of IT Professionals

Government Regulation of Immigration

Variability of Quarterly operating Results

Customer Concentration; Risk of Termination

- Exposure to Regulatory and General Economic Conditions in India

Intense Competition

- Ability to Manage Growth

- Fixed-Price Engagements

- Potential Liability to Customers

- Dependence on Key Personnel

- Risks Related to Possible Acquisitions

- Limited Intellectual Property Protection

- Potential Anti-outsourcing Legislation

- Adverse Economic Conditions

- Failure to Successfully Develop and Market New Products and Services

- Benchmarking Provisions

- Corporate Governance Issues

- Telecom/Infrastructure Issues

- Confidentiality Issues

- New Facilities

- Stock option Accounting

- Terrorist Activity, War or Natural Disasters

- Instability and Currency Fluctuations

For a more detailed discussion of certain of the risks associated with the Company's business, see "Item 1A. Risk Factors" in this Form 10-K. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Form 10-K.

**OVERVIEW**

Syntel, incorporated under Michigan law on April 15, 1980, is a worldwide provider of information technology services to Global 2000 companies. The Company's service offerings are grouped into four segments, Applications Outsourcing, e-Business, Business Process Outsourcing (BPO) and TeamSourcing(R). Applications Outsourcing consists of outsourcing services for ongoing management, development and maintenance of business applications. e-Business consists of practice areas in Web Solutions, Customer Relationship Management (CRM), Data Warehousing/Business Intelligence, and Enterprise Applications Integration (EAI) services. BPO consists of a variety of back-office outsourced services such as transaction processing, loan servicing, retirement processing, and collections and payment processing. Syntel's primary BPO focus is in the financial services, healthcare and insurance sectors. TeamSourcing consists of professional Information Technology (IT) consulting services. Syntel believes that its service offerings are distinguished by its Global Delivery Model, a corporate culture focused on customer-service, responsiveness and its own internally-developed "intellectual capital", which is based on a proven set of methodologies, practices and tools for managing the IT functions of its customers.

Through Applications Outsourcing, Syntel provides high-value applications management services for ongoing management, development and maintenance of customers' business applications. Syntel assumes responsibility for and manages selected application support functions for the customer. Utilizing its developed methodologies, processes and tools, the Company is able to assimilate the customer's business process knowledge in order to develop and deliver services specifically tailored for that customer. In 2005, 2004 and 2003, Applications Outsourcing services accounted for approximately 76%, 76% and 76% of total consolidated revenues, respectively.

Through its e-Business practices, Syntel helps its customers harness advanced technologies to improve their businesses. Web Solutions involve services in the areas of web architecture, web-enabling legacy applications, as well as the creation of web portals. Customer Relationship Management (CRM) involves customizing and implementing CRM software packages to enhance a customer's interaction with its customers. Data Warehousing/Business Intelligence involves gathering and analyzing key business data to make better real-time decisions through "data mining." Enterprise Applications Integration involves consulting and Applications Outsourcing services designed to better integrate front-office and back-office applications. Additionally, Syntel has entered into several partnerships to provide its implementation, customization, migration and maintenance services with leading software and IT application software infrastructure providers including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, IBM, Informatica, Mercury, Microstrategy, Oracle, SAP, Serden Technologies, TIBCO, among others. These partnerships will provide the Company with increased opportunities for market penetration. In 2005, 2004 and 2003, e-Business accounted for approximately 14%, 16% and 19% of total consolidated revenues, respectively.

Through BPO, Syntel provides outsourced solutions for a client's business processes, providing them with the advantage of a low cost positio
and process enhancement through optimal use of technology. Syntel uses a proprietary tool called IdenteonTM to assist with strategic assessments of business processes and identifying the right ones for outsourcing. In the area of financial services, Syntel focuses on the middl and back-office business processes of the transaction cycle. Syntel's insurance BPO services include claims processing, policy administration, among others. BPO accounted for approximately 3% and 1% of the total revenues for the years ended December 31, 2005 and 2004, respectively.

Through TeamSourcing, Syntel provides professional IT consulting services directly to customers. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex IT applications involving diverse computer hardware, software, data and networking technologies and practices. TeamSourcing services are provided by individual professionals and teams of professionals dedicated to assisting customer IT departments with systems projects and ongoing functions. TeamSourcing accounted for approximately 7%, 7% and 5% of the total revenues, for the years ended December 31, 2005, 2004 and 2003, respectively.

The information set forth under Note 17 "Segment Reporting" to the Consolidated Financial Statements attached as an exhibit to this Annual Report on Form 10-K is incorporated herein by reference.

The Company's Global Delivery Service provides Syntel with flexibility to deliver to each customer a unique mix of services on-site at the customer's location, off-site at Syntel's U.S. locations and offshore at Global Development Centers in Mumbai, Chennai and Pune, India. The benefits to the customer from this customized service approach include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hou support seven days a week and cost-effectiveness. By linking each of its service locations together through a dedicated data and voice network Syntel provides a seamless service capability to its customers around the world largely unconstrained by geography, time zones or cultures.

Syntel provides its services to a broad range of Global 2000 companies principally in the financial services, manufacturing, retail, transportation and information/communications industries, as well as to government entities. Its five largest customers during 2005, based on revenues were American Express, Humana, Daimler Chrysler, Wells Fargo and Allstate. The Company has been chosen as a preferred vendor by several of its customers and has been recognized for its quality and responsiveness. The Company has a focused sales effort that includes a strategy of migrating existing TeamSourcing customers to higher-value e-Business and Applications Outsourcing services. During recent years the Company has focused on increasing its resources in the development, marketing and sales of its e-Business, Applications Outsourcing and BPO services.

The Company believes its human resources are its most valuable asset and invests significantly in programs to recruit, train and retain IT professionals. The Company recruits globally through its worldwide recruiting network and maintains a broad package of employee support programs. Syntel believes that its management structure and human resources organization is designed to maximize the Company's ability to efficiently expand its IT professional staff in response to customer needs.

As of December 31, 2005, Syntel's worldwide billable headcount consisted of 4,456 consultants providing professional services to Syntel's customers.

The information set forth under Note 18 "Geographic Information" to the Consolidated Financial Statements attached as an exhibit to this Annual Report on Form 10-K is incorporated herein by reference.

**INDUSTRY BACKGROUND**

Increasing globalization, rapid adoption of the Internet as a business tool and technological innovation are creating an increasingly competitive business environment that is requiring companies to fundamentally change their business processes. This change is driven by increasing demand from customers for increased quality, lower costs, faster turnaround, and highly responsive and personalized service. To effect these changes and adequately address these needs, companies are focusing on their core competencies and on cost-effectively utilizing IT solutions to improve productivity, lower costs and manage operations more effectively.

Designing, developing, and implementing advanced technology solutions are key priorities for the majority of corporations. In addition, the development and maintenance of new IT applications continues to be a high priority. This type of work requires highly skilled individuals trained in diverse technologies. However, there is a growing shortage of these individuals and many companies are reluctant to expand their IT departments through additional staffing, particularly at a time when they are attempting to minimize their fixed costs and reduce workforces. The Company believes that many organizations are concluding that using outside specialists to address their advanced technology and ongoing IT requirements enables them to develop better solutions in shorter time frames and to reduce implementation risks and ongoing maintenance costs. Those outside specialists best positioned to benefit from these trends have access to a pool of skilled technical professionals, have demonstrated the ability to manage IT resources effectively, have low-cost offshore software development facilities, and can efficiently expand operations to meet customer demands.

Demand for IT services has grown significantly as companies seek ways to outsource not only specific projects for the design, development and integration of new technologies, but also ongoing management, development and maintenance of existing IT systems.

The Company believes that outsourcing the ongoing management, development and maintenance of IT applications is becoming increasingly critical to business enterprises. The difficulties of IT planning, budgeting and execution in the face of technological innovations and uncertainties, the focus on cost cutting, and a growing shortage of skilled personnel are driving senior corporate management to strategically pursue outsourcing of critical internal IT functions. Organizations are seeking an experienced IT services outsourcing provider that not only has the expertise and knowledge to address the complexities of rapidly changing technologies, but also possesses the capability to understand and automate the business processes and knowledge base of the organization. In addition, the IT provider must be able to develop customized solutions to problems unique to the organization.

This involves maintaining on-site professionals who know the customer's IT processes, providing access to a wide range of expertise and best practices, providing responsiveness and accountability to allow internal IT departments to meet organization goals, and providing low cost, value-added services to stay within the organization's IT budget constraints.

In this environment, large organizations are increasingly finding that full facilities management outsourcing providers who own and manage a organization's entire IT function do not permit the organization to retain control over, or permit flexible reallocation of, its IT resources.

**SYNTEL SOLUTION**

Syntel provides e-Business solutions in the areas of Web Solutions, Customer Relationship Management (CRM), Data Warehousing/Business Intelligence, and Enterprise Applications Integration (EAI). The Company's approach involves taking an enterprise-wide view of the customer technology and business environment to ensure comprehensive solution integration. This view is termed the Digital Ecosystem. Syntel's methodology for implementing its e-Business services involves Digital Blueprinting/Build/Optimize(R). In the Digital Blueprinting phase, Syntel's teams analyze a customer's current technology environment and its business objectives, and then begin architecting the e-Business solution to meet these objectives. In the Build phase, Syntel actually constructs the technology applications and integrates the necessary package applications for the customer. In the Optimize phase, Syntel provides ongoing, cost effective maintenance and enhancement services for the newly created applications. Additionally, Syntel has entered into several partnerships to provide its implementation, customization, migration and maintenance services with leading software and IT application software infrastructure providers including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, IBM, Informatica, Mercury, Microstrategy, Oracle, SAP, Serden Technologies, TIBCO, among others. These partnerships will provide the Company with increased opportunities for market penetration.

Syntel provides comprehensive Applications Outsourcing services consisting of applications management services for ongoing management, development and maintenance of business applications, as well as TeamSourcing services consisting of professional IT consulting services. The Company believes that its Applications Outsourcing approach to IT services outsourcing, which involves assuming responsibility for management of selected applications rather than taking over an entire IT department or providing facilities management, provides significant differentiation from its competitors in the IT services market. Syntel believes that its e-Business and Applications Outsourcing service offering are distinguished by its Global Delivery Service, a corporate culture focused on customer service and responsiveness and its internally developed "intellectual capital," comprised of a proven set of methodologies, practices and tools for managing the IT functions of its customers.

Syntel seeks to provide high-value BPO solutions to its customers, as opposed to low-value, capital-intensive voice-based BPO services. Through BPO, Syntel provides outsourced solutions for a client's business processes, providing them with the advantage of a low-cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called IdenteonTM to assist with strategic assessments of business processes, identifying the right ones for outsourcing. In the area of financial services, Syntel focuses on the middle and back-office business processes of the transaction cycle.

Syntel's insurance BPO services include claims processing and policy administration, among others.

GLOBAL DELIVERY SERVICE. Syntel performs its services on-site at the customer's location, off-site at Syntel's U.S. locations and offshore at its Indian locations. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers around the world, largely unconstrained by geographies, time zones and cultures. This Global Delivery Service gives the Company the flexibility to deliver to each customer a unique mix of on-site, off-site and offshore services to meet varying customer needs for direct interaction with Syntel personnel, access to technical expertise, resource availability and cost-effective delivery. The benefits to the customer from this customized service include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week, and cost-effectiveness. To support its Global Delivery Service, the Company currently has three Global Development Centers located in Mumbai, India; Pune, India; and Chennai, India. The Company also has a Support Center located in Cary, North Carolina.

In January 2001, the Company acquired 40 acres of land at the cost of approximately $1.0 million for construction of a state-of-the-art development and training campus in Pune, India. When fully completed, the facility will cover over 1 million square feet and will accommodate 9,000 employees. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center. The Company has appointed a leading project management company, finalized architectural drawings for Phase I and has appointed contractors for all key elements of the project. The superstructure and finalization of Phase 1 is near completion and work on external development and services is near completion. An office building with space for 950 seats, a food court and hotel are expected to be ready by the second quarter of 2006, pending regulatory approvals.

FOCUS ON CUSTOMER SERVICE. The Syntel corporate culture reflects a "customer for life" philosophy, which emphasizes flexibility, responsiveness, cost-consciousness and a tradition of excellence. The Company recognizes that its best source for new business opportunities comes from existing customers and believes its customer service is a significant factor in Syntel's high rate of repeat business. At engagement initiation, Syntel's services are typically based on expertise in the software life cycle and underlying technologies. Over time, however, as Syntel develops an in-depth knowledge of a customer's business processes, IT applications and industry, Syntel gains a competitive advantage to perform additional higher-value IT services for that customer.

PROVEN INTELLECTUAL CAPITAL. Over its 25-year history, Syntel has developed a proven set of methodologies, practices, tools and technical expertise for the development and management of its customers' information systems. This "intellectual capital" of Syntel includes methodologies for the selection of appropriate customer IT functions for management by Syntel, tools for the transfer to Syntel of the systems knowledge of the customer, and techniques for providing systems support improvements to the customer. Syntel also offers to its customers well-trained personnel backed by a proven, extensive employee training and continuing development program. The Company believes its intellectual capital enhances its ability to understand customer needs, design customized solutions and provide quality services on a timely and cost-effective basis.

## SYNTEL STRATEGY

The Company's objective is to become a strategic partner with its customers in managing the full IT services lifecycle by utilizing its Global Delivery Model, intellectual capital and customer service orientation. The Company plans to continue to pursue the following strategies to achieve this objective:

LEVERAGE GLOBAL DELIVERY MODEL. The ability to deliver a seamless service capability virtually anywhere in the world from its domestic and offshore facilities gives the Company an effective ability to meet customer needs for technical expertise, best practice IT solutions, resource availability, responsive turnaround and cost-effective delivery. The Company strives to leverage this capability to provide reliable and cost-effective services to its existing customers, expand services to existing customers and to attract new customers. Moreover, the flexibility and capacity of the Global Delivery Service and the Company's worldwide recruitment and training programs enhance the ability of the Company to expand its business as the number of customers grows and their IT demands increase. The Company intends to expand the capacity of its Global Development Centers worldwide.

AGGRESSIVELY BUILD E-BUSINESS COMPETENCIES. Through its comprehensive suite of e-Business services, the Company provides a key strategic role in helping customers rapidly and cost-effectively build advanced technology solutions. Through large-scale retraining programs, strategic acquisitions and partnerships, the Company has quickly built a strong competency in the area of e-Business services.

CONTINUE TO GROW APPLICATIONS OUTSOURCING SERVICES. Through Applications Outsourcing, the Company markets its higher value applications management services for ongoing applications management, development and maintenance. In recent years, the Company has significantly increased its investment in Applications Outsourcing services and realigned its resources to focus on the development, marketing and sales of its Applications Outsourcing and e-Business services, including the hiring of additional salespeople and senior managers, redirecting personnel experienced in the sale of higher value contracts, developing proprietary methodologies, increasing marketing efforts, and redirecting organizational support in the areas of finance and administration, human resources and legal.

BUILD A HIGH VALUE BPO SOLUTION SET. The Company will grow its expertise in the area of value-added BPO solutions, primarily in the areas of financial services and insurance. By leveraging a mature Global Delivery Model and domain expertise, the Company is able to provide competitively priced BPO solutions that deliver process improvements as well.

EXPAND CUSTOMER BASE AND ROLE WITH CURRENT CUSTOMERS. The Company's sales efforts include migrating existing TeamSourcing customers to higher value e-Business and Applications Outsourcing services. The Company's emphasis on customer service and long-term relationships has enabled the Company to generate recurring revenues from existing customers. The Company also seeks to expand its customer base by leveraging its expertise in providing services to the financial, manufacturing, retail, transportation, and information/communications industries, as well as to government entities. With the expansion of the Company's Indian operations, the Company is increasing its marketing efforts in other parts of the world, particularly in Europe.

'ROVIDE GREAT DEPTH & BREADTH OF SERVICE OFFERINGS. The Company will continue to create market-based service offerings o meet the emerging needs of its customers. In 2004, the Company introduced a global testing service called SynAppTest as well as SSN ;ecure, for privacy solutions related to social security numbers. The Company plans to develop new service offerings on a continual basis.

ENHANCE PROPRIETARY KNOWLEDGE BASE AND EXPERTISE. The Company believes that its "intellectual capital" of methodologies, practices, tools and technical expertise is an important part of its competitive advantage. The Company strives to continually enhance this knowledge base by creating competencies in emerging technical fields such as internet/intranet applications, client/server applications, object-oriented software, e-commerce, and data warehousing technology. The Company continually develops new methodologies and toolsets, building skills in e-Business, and acquiring a broad knowledge and expertise in the IT functions of specific industries. Through these efforts, the Company becomes more valuable to the customer, is often able to expand the scope of its work to existing customers, and is able to offer industry-specific expertise.

ATTRACT AND RETAIN HIGHLY SKILLED IT PROFESSIONALS. The Company believes that its human resources are its most valuable asset. Accordingly, its success depends in large part upon its ability to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals. Over the years, the Company has developed a worldwide recruiting network, logistical expertise to relocate its personnel, and programs for human resource retention and development. The Company (1) employs professional recruiters who recruit qualified professionals throughout the U.S. and India, (2) trains employees and new recruits through both computer based training and its four training centers, one of which is located in the U.S. and three of which are located in India, and (3) maintains a broad range of employee support programs, including relocation assistance, a comprehensive benefits package, career planning, a qualified stock purchase program, and incentive plans. The Company believes that its management structure and human resources organization is designed to maximize the Company's ability to efficiently expand its professional IT staff in response to customer needs.

PURSUE SELECTIVE PARTNERSHIP OPPORTUNITIES. The Company has entered into partnership alliances with several software firms and IT application infrastructure firms, including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, IBM, Informatica, Mercury, Microstrategy, Oracle, SAP, Serden Technologies, TIBCO, among others. The alliances provide a strong software implementation strategy for the customer, combining the partner's software with Syntel's extensive implementation and delivery capabilities. Before entering into a partnership alliance, the Company considers a number of criteria, including: (1) technology employed; (2) projected product lifecycles; (3) size of the potential market; (4) software integration requirements of the product; and (5) the reputation of the potential partner.

## SERVICES

Syntel provides a broad range of IT services through its Applications Outsourcing, e-Business, BPO, and TeamSourcing service offerings. Through Applications Outsourcing offering, the Company provides complete software applications development, maintenance and platform migration services. Through its e-Business practices, the Company provides advanced technology services in the areas of Web Solutions, Customer Relationship Management (CRM), Data Warehousing/Business Intelligence, and Enterprise Applications Integration (EAI) and Enterprise Resource Planning (ERP) software package implementation.

Through its BPO offerings, the Company provides a host of outsourced solutions for business processes. Through TeamSourcing, the Compan provides professional IT consulting services. During the past year, the Company has increased the personnel and resources dedicated to the development, marketing and sales of its Applications Outsourcing, e-Business, and BPO services. For the years ended December 31, 2005, 2004 and 2003, e-Business and Applications Outsourcing combined accounted for approximately 90%, 92% and 95%, respectively, of the Company's revenues and TeamSourcing represented approximately 7%, 7% and 5%, respectively, of the Company's total revenues. The BPO segment started contributing revenues during the year 2004. Revenue from this segment was 3% and 1% of the Company's total revenues for the years ended December 31, 2005 and 2004, respectively.

Syntel's focus on customer service is evidenced by the high level of repeat business from existing customers and the quality awards its customers have bestowed on Syntel. In the fourth quarter of 2005, more than 96% of Syntel's revenue came from clients the Company has worked with for at least one year. Syntel has earned a host of quality awards, including the "CIO Award" from General Motors, as well as "Preferred Supplier" status with DaimlerChrysler Corporation, in which Syntel received the highest rating in each customer service category. The Company has also been recognized by Target Corporation with a "Best Business Partner Award". Syntel's development centers in India earned the highest possible quality rating of the Software Engineering Institute (SEI) Capability Maturity Model (CMM) Level 5. Syntel is alsc an ISO 9001: 2000 certified company, and in late 2004, Syntel earned the BS 7799 2:2002 security certification for its centers in India, as well as neoQA Certified to Level 4. During 2004, Syntel also earned a host of media awards, including Fortune Small Business "America's Fastest-Growing Small Companies"; Healthcare Informatics 100; Diversity Business "Top 100 Diversity Owned Businesses in the U.S."; VARBusiness 500; and was on the Forbes "200 Best Small Companies in America" list for the fifth time.

## APPLICATIONS OUTSOURCING

Syntel provides high-value application management services for ongoing management, development and maintenance of business applications. Through Applications Outsourcing, the Company assumes responsibility for, and manages selected applications support functions of the customers. The Global Delivery Service is central to Syntel's delivery of Applications Outsourcing services. It enables the Company to respond to customers' needs for ongoing service and flexibility and has provided the capability to become productive quickly on a cost-effective basis to meet timing and resource demands for mission critical applications.

Syntel has developed methodologies, processes and tools to effectively integrate and execute Applications Outsourcing engagements. Referred to as "IntelliTransfer(R)," this methodology is implemented in three stages of planning, transition and launch. Syntel first focuses on the customer's personnel, processes, technology and culture to develop a plan to effectively assimilate the business process knowledge of the customer. Syntel then begins to learn the business processes of the customer, and, finally, seeks to assume responsibility for performance of a particular customer applications system or systems. As the Company develops an in-depth knowledge of the customer's personnel, processes, technology and culture, Syntel acquires a competitive advantage to pursue more value-added services. The Company believes its approach to providing these services results in a long-term customer relationship involving a key Syntel role in the business processes and applications of the customer.

Because providing both e-Business and Applications Outsourcing services typically involves close participation in the IT strategy of a customer's organization, Syntel adjusts the manner in which it delivers these services to meet the specific needs of each customer. For example, if the customer's business requires fast delivery of a mission-critical applications update, Syntel will combine its on-site professionals, who have knowledge of the customer's business processes and applications, together with its global infrastructure to deliver around-the-clock resources. If the customer's need is for cost reduction, Syntel may increase the portion of work performed at its offshore Global Development Center, which has significantly lower costs. The Company believes that its ability to provide flexible service, delivery and access to resources permits responsiveness to customer needs and are important factors that distinguish its e-Business and Applications Outsourcing services from other IT service firms.

## E-BUSINESS SERVICES

Syntel provides strategic advanced technology services for the design, development, implementation and maintenance of solutions to enable customers to be more competitive. Many of today's advanced technology solutions are built around utilization of the Internet, which has transformed many businesses. The Company provides customized technology services in the areas of web solutions, including web architecture, web-enablement of legacy applications, and portal development. The Company also provides Customer Relationship Management (CRM) services, which involve software solutions that put Syntel's customers in closer touch with their own customers. Syntel helps its customers select the appropriate package software options, then customize and implement the solutions. In the area of Data Warehousing/Business Intelligence, Syntel helps customers make more strategic use of information within their businesses through the development and implementation of data warehouses and data mining tools.

In the area of Enterprise Applications Integration, Syntel takes an enterprise-wide view of its customers' environment and implements package software solutions that create better integration, and therefore better information utilization, between front-office and back-office applications. Additionally, the Company has effectively engaged several partnerships to provide its implementation, customization, migration and maintenance services with leading software and IT application software infrastructure providers including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, IBM, Informatica, Mercury, Microstrategy, Oracle, SAP, Serden Technologies, TIBCO, among others. These partnerships will provide the Company with increased opportunities for market penetration.

## BUSINESS PROCESS OUTSOURCING (BPO)

Syntel seeks to provide high-value BPO solutions to its customers, as opposed to low-value, capital-intensive voice-based BPO services. Through BPO, Syntel provides outsourced solutions for a client's business processes, providing them with the advantage of a low-cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called IdenteonTM to assist with strategic assessments of business processes, identifying the right ones for outsourcing. In the area of financial services, Syntel focuses on the middle and back-office business processes of the transaction cycle. Syntel's insurance BPO services include claims processing and policy administration, among others. BPO accounted for approximately 3% of revenues, for the year ended December 31, 2005.

## TEAMSOURCING(R)

Syntel offers professional IT consulting services directly to its customers and, to a lesser degree, in partnership with other service providers. The professional IT consulting services include individual professionals and teams of professionals dedicated to assisting customer systems projects and ongoing IT functions. This service responds to the demand from internal IT departments for additional expertise, technical skills and personnel. The Company's wide range of TeamSourcing services include IT applications systems specification, design, development, implementation and maintenance, which involve diverse computer hardware, software, data and networking technologies and practices.

## STRATEGIC OFFERINGS GROUP

The Company seeks to gain a competitive advantage through its methodologies, tools and technical expertise. The Company employs a team of professionals in its Strategic Offerings Group whose mission is to develop and formalize Syntel's "intellectual capital" for use by the entire Syntel organization. The Strategic Offerings Group focuses on monitoring industry trends, creating competencies in emerging technical fields, developing new methodologies, techniques and tools such as IntelliTransfer(R) and IntelliCaptureSM, creating reusable software components through its Innovate methodology to enhance quality and value on customer assignments, and educating Syntel's personnel to improve marketing, sales and delivery effectiveness. The Strategic Offerings Group consists of senior technical personnel located in both the U.S. and India.

## CUSTOMERS

Syntel provides its services to a broad range of Global 2000 corporations principally in the financial services, insurance, manufacturing, retail and healthcare industries. During 2005, the Company provided services to over 91 customers, principally in the U.S. The Company also provides services to customers in Europe and Southeast Asia, many of whom are subsidiaries or affiliates of its U.S. customers. Representative customers of the Company, each of which provided revenue of at least $100,000 during 2005, include:

FINANCIAL SERVICES

- American Express
- Bank One
- Boston Financial Data Services
- Conseco Finance Corp
- Credit Swiss First Boston
- Deutsche Bank
- First Data Merchant Services
- General Motors Acceptance Corp
- GFI Trade Capture
- Group 1
- International Finance Data Services
- J P Morgan Chase
- Moody's Investor Services
- Portfolio Europe
- State Street Bank
- Washington Mutual Bank
- Wells Fargo Bank

HEALTHCARE

- Availity LLC
- Blue Cross Blue Shield of North Carolina
- Blue Cross Blue Shield of Georgia
- First Health Services Corp
- Health Care Associates
- Humana Inc
- McKesson
- Well point

MANUFACTURING

- American Greetings
- Mead Westvaco
- Tektronix, Inc.

RETAIL

- Target Corporation
- PepsiCo Inc. Valhalla
- Borders Group Inc.

TRANSPORTATION/AVIATION

- Airlines Reporting Corp
- Federal Express Corp.
- The News Market
- Thomas Cook

EMERGING/OTHERS

- Deloitte Consulting

INSURANCE

- ACE Ina Holdings
- All State Insurance
- American International Group
- CNA Commercial Lines
- Kemper Insurance/Unitrin
- Maxum Specialty Insurance
- Stewart - Landata Systems Inc.
- Westfield Insurance
- ZC Sterling

INFORMATION/COMMUNICATION

- Hewlett Packard
- Symantec
- TIBCO Software Inc.
- DSMI
- GLAXO WELLCOME
- Metasolv

AUTOMOTIVE

- Daimler-Chrysler Corp
- Ford Motor Co.
- Freightliner LLC
- T-System

For the years ended December 31, 2005, 2004, and 2003, the Company's top ten customers accounted for approximately 65%, 61% and 64% of the Company's revenues, respectively. For the year ended December 31, 2005 one customer contributed revenues in excess of 10% of total consolidated revenues. The Company's three largest customers in 2005 were American Express, Humana Inc and Daimler-Chrysler Corporation contributin approximately 16%, 8% and 8% respectively, of the total revenues. The Company's largest customer for 2005, 2004 and 2003 was American Express, accounting for approximately 16% of the total revenues for each of the years ended December 31, 2005, 2004 and 2003, respectively.

## GLOBAL DELIVERY SERVICE

Syntel's Global Delivery Service gives the Company the flexibility and resources to perform services on-site at the customer's location, off-site at the Company's U.S. locations and offshore at the Company's Indian locations. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers. The Global Delivery Service gives the Company the flexibility to deliver to each customer a customized mix of integrated on-site, off-site and offshore services to meet varying customer needs for direct interaction with Syntel personnel, access to technical expertise and best practices, resource availability and cost-effective delivery.

Through on-site service delivery at the customer's location, the Company is able to gain comprehensive knowledge concerning the customer's personnel, processes, technology and culture, and maintain direct customer contact to facilitate project management, problem solving and integration of Syntel services. Off-site service delivery at the Company's U.S. locations provides the customer with access to the diverse skill base and technical expertise resident at different regional centers, availability of resources, and cost-effective delivery due to the savings in transportation, facilities and relocation costs associated with on-site work. Offshore service delivery at the Company's Indian locations provides the customer with the capacity to receive around the clock attention to applications maintenance and project development for faster turnaround, greater availability of resources, expertise resident in India and more cost-effective delivery than the Company's off-site services.

The Company has developed global recruiting and training programs which have efficiently provided skilled IT professionals to meet customer needs. In addition, the Company's sales, solutions and delivery functions are closely integrated in the Global Delivery Service so that appropriate resources can be provided to the customer at the right time and at the most advantageous location. Each customer is tracked and serviced through a multi-stage customer care process. Regular meetings are held with key project management, sales, technical, legal and finance personnel to monitor progress, identify issues and discuss solutions. As engagements evolve and customer needs change, the Company can reallocate resources responsively among these locations as necessary.

The Company's three Global Development Centers located in: Mumbai, India; Pune, India; Chennai, India; and a Support Center at Cary, North Carolina support the Company's Global Delivery Service. During 2005, the Company also created a BPO facility in Mumbai, India with a capacity of 484 people. Additionally during 2005, the company created another BPO facility in Mumbai with a capacity of 94 resources.

The Mumbai, India Global Development Center, which employed, including onsite deputations outside Mumbai, 2,713 persons as of December 31, 2005, serves as the hub of the Company's Indian operations. This Global Development Center provides substantial resource depth to meet customer needs around the world, low-cost service delivery, a 24-hour customer assistance center and development of technical solutions and expertise. Mumbai also serves as the principal recruiting and training center for the Company. The Mumbai Center has been in operation for over a decade and has a capacity of approximately 2,033 people including BPO operations.

The Chennai Training and Global Development Center employed, including onsite deputations outside Chennai, 1,168 persons as of December 31, 2005. The Chennai facility has a capacity of approximately 1,046 persons and has been in operation for approximately five years.

The Cary, North Carolina Support Center, which employed six persons at December 31, 2005, serves as a hub for the Company's telecommunications. Its support functions include administration of a dedicated data and voice network, and a 24-hour customer assistance center which coordinates problem resolution worldwide.

In January 2001, the Company acquired 40 acres of land at the cost of approximately $1.0 million for construction of a state-of-the-art development and training campus in Pune, India. When fully completed, the facility will cover over 1 million square feet and will accommodate 9000 employees. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center. The Company has appointed a leading project management company, finalized architectural drawings for Phase I and has appointed contractors for all key elements of the project. The superstructure and finalization of Phase 1 is near completion and work on external development and services is near completion. An office building with space for 950 seats, a food court and hotel are expected to be ready by the second quarter of 2006, pending regulatory approvals.

The Company believes that space availability in Mumbai and Chennai will accommodate short-term facility requirements and the new campus in Pune will enable the Company to meet offshore growth requirements for the next several years. As a step in this direction, in 2002 the Company leased certain facilities to open an interim Development Center in Pune, which employed 1,461 persons including onsite deputations outside Pune, as of December 31, 2005, and having a capacity of 1,512 persons.

## SALES AND MARKETING

The Company markets and sells its services directly through its professional salespeople and senior management operating principally from the Company's offices in Santa Clara, California; Phoenix, Arizona; Schaumburg, Illinois; Dallas, Texas; Minneapolis, Minnesota; New York, New York; Troy, Michigan; Cary, North Carolina; Nashville, Tennessee; Natick, Massachusetts; London, England; Hong Kong; Stuttgart, Germany and Singapore. The sales staff is aligned by industry vertical, with each salesperson provided the authority to pursue Applications Outsourcing, e-Business, BPO and, to a much lesser degree, TeamSourcing opportunities. The sales team is supported, as required, by technical expertise and subject matter experts from the Company's delivery teams.

The sales cycle for Applications Outsourcing engagements ranges from six to twelve months, depending on the complexity of the engagement. Due to this longer sales cycle, Applications Outsourcing sales executives follow an integrated sales process for the development of engagement proposals and solutions, and receive ongoing input from the Company's technical services, delivery, finance and legal departments throughout the sales process. The Applications Outsourcing sales process also typically involves a greater number of customer personnel at more senior levels of management than the TeamSourcing sales process.

The sales cycle for e-Business engagements, from initial contact to execution of an agreement, varies by type of service and account size, but typically ranges from one to six months, depending on the complexity of the engagement. The sales cycle for large, fixed price e-Business engagements is similar to that of Applications Outsourcing engagements. The sales cycle for partnership software installations is generally one to two months. The associated software installation engagements are also generally short, lasting one to three months.

The sales cycle for TeamSourcing engagements, from initial contact to execution of an agreement, varies by type of service and account size, but is typically completed within 30 days. TeamSourcing engagements are essentially developed from existing customers as the Company focuses its attention on growing the Applications Outsourcing, BPO and e-Business segments.

Syntel's marketing organization strives to build and support the Syntel brand as well as generate awareness and leads for the Company's service offerings. The Company's current marketing initiatives include online advertising, webcasts, conference sponsorship and attendance, direct mail campaigns, case studies, and public relations aimed at CEOs, CIOs and CFOs of Global 2000 companies. In addition, Syntel's marketing team maintains ongoing relationships with leading industry analysts such as Gartner Group, IDC,and Forrester Research, to ensure analysts have a good understanding of Syntel's offerings and positioning. Syntel's marketing group also manages the Company's investor relations program, market research, proposals function and sales support efforts.

## HUMAN RESOURCES

The Company believes that its human resources are its most valuable asset. Accordingly, the Company's success depends in large part upon its ability to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals. The Company has developed a number of processes, methodologies, technologies and tools for the recruitment, training, development and retention of its employees. As of December 31, 2005, the Company had 6,093 full time employees. Of this total, the U.S. operations employed, including onsite deputations, 1,422 persons, including 1,357 IT professionals; the Indian operation employed 4,315 persons, including 3,934 IT professionals; and the Company employed an additional 356 persons in various remote locations, principally the U.K., Singapore and Germany.

A majority of the Company's professional employees have a Bachelor of Science degree or its equivalent, or higher degrees in computer science, engineering disciplines, management, finance and other areas. Their experience level ranges from entry-level programmers to engagement managers and senior consultants with over 20 years of IT experience. The Company has personnel who are experienced in mainframe, client/server and open systems technologies, and proficient in a variety of computer programming languages, software tools, database management systems, networks, processes, methodologies, techniques and standards.

The Company has implemented a management structure and human resources organization intended to maximize the Company's ability to efficiently expand its professional staff. Although the Company believes that it has the capability to meet its anticipated future needs for IT professionals through its established recruiting and training programs, there can be no assurance that the Company will be able to hire, train or retain qualified IT professionals in sufficient numbers to meet anticipated staffing needs.

RECRUITING. The Company has developed a recruiting methodology and organization, which is a core competency. The Company has significantly expanded its international-based recruiting team, with recruiters in Mumbai, Chennai, Hyderabad, Bangalore, and Pune, India, to recruit for the Company's global requirements. The Company also has a recruiting team based in the U.S., which recruits primarily across the U.S. The Company uses a standardized global selection process that includes written tests, interviews, and reference checks.

Among the Company's other recruiting techniques are the placement of advertisements on its own web site and popular job boards, in newspapers and trade magazines, providing bonuses to its employees who refer qualified applicants, participating in job fairs and recruiting on university campuses. In addition, the Company has developed a proprietary database of talent hosted on the Internet, which is an automated tool for managing all phases of recruiting. This system enhances the ability of the Company's recruiters to select appropriate candidates and can distribute resumes directly to the recruiters.

TRAINING. The Company uses a number of established training delivery mechanisms in its efforts to provide a consistent and reliable source for qualified IT professionals.

Syntel also maintains an Internet-based global Computer-Based Training (CBT) program with over 200 training courses from which Syntel employees can select to enhance and develop their skills. The CBT topics cover the latest Client/Server topics including Object Oriented Programming, local-area and wide-area networking, E-Commerce, various Microsoft products, and Web-based solutions in addition to management and related developmental areas.

The Company continued to re-skill a significant percentage of the consulting base during the last year in the latest advanced software platforms, including J2EE, Object Oriented, C++, C-Sharp, .NET, RMI CORBA, SAP, PeopleSoft, ETL, Datastage, Ab-initio, Informatica and Microstrategy.

Since 1998, the Company has operated a Project Manager Training program. The objective of the program is to develop certified project managers to ensure consistent and quality delivery of the Company's engagements on a worldwide basis. The 12 to 18 month program consists of lecture style classroom work, computer based training, and on the job apprenticeships. The program trains students on industry "best practices" as well as Syntel specific methods and processes. Program participants must receive certification from the Project Management Institute ("PMI") before receiving Syntel branded certification.

The Company has been accepted as a Microsoft Certified Solution Partner and sponsors the Microsoft Certification Program and provides opportunities for cross training of its professionals in emerging technologies at its various development centers.

SUPPORT AND RETENTION. The Company seeks to provide meaningful support to its employees which the Company believes leads to improved employee retention and better quality services to its customers. A significant percentage of the Company's employees have been recruited from outside the U.S. and relocated to the U.S. This has resulted in the need to provide a higher level of initial support to its employees than is common for U.S.-based employees. As a result of these activities, Syntel has developed a significant knowledge base in making foreign professionals comfortable and quickly productive in the U.S. and Europe. The Company also conducts regular career planning sessions with its employees, and seeks to meet their career goals over a long-term planning horizon.

As part of its retention strategy, the Company strives to provide a competitive compensation and benefits package, including relocation reimbursement and support, health insurance, 24-hour on-call nurse consulting, a 401(k) plan, life insurance, dental options, a vision eye-care program, long-term disability coverage, short-term disability options, tuition subsidy plan, and a health club reimbursement program. Since its initial public offering in 1997, the Company has offered a stock option program, and since 1998 a qualified stock purchase program, providing all eligible employees the opportunity to purchase the Company's Common Stock at a 15% discount to fair market value. During 2004 and 2005, the Company issued incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries.

## COMPETITION

The IT services industry is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards. The Company competes with a variety of other companies, depending on the IT services it offers. The Company's primary competitors for professional IT staffing engagements include participants from a variety of market segments, including "Big Four" accounting firms, systems consulting and implementation firms, applications software development and maintenance firms, service groups of computer equipment companies and temporary staffing firms. In Applications Outsourcing and e-Business services, the Company competes primarily with IBM Global Solutions, Keane, EDS, Cognizant and Accenture, as well as India-based companies including TCS, Infosys, and Wipro.

## AVAILABLE INFORMATION

Syntel makes available, free of charge, through its investor relations website its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15 (d) of the Exchange Act, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The URL for Syntel's investor relations web site is www.syntelinc.com.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Registrant, their ages, and the position or office held by each, are as follows:

| NAME | AGE | POSITION |
|---|---|---|
| Revathy Ashok | 46 | Chief Financial Officer and Treasurer |
| Lakshmanan Chidambaram | 41 | Vice President, Sales |
| Bharat Desai | 53 | Chairman, President and Chief Executive Officer |
| Anil Jain | 47 | Business Unit Head & Senior Vice President, Insurance Vertical |
| Srikanth Karra | 42 | Vice President, Global Human Resources |
| Rakesh Khanna | 43 | Banking & Finance Business Unit President |
| Anand Kalidass | 47 | Vice President, Strategic Offerings |
| Vijay Mehra | 38 | Telecom, Retail, Logistics and Travel Industries Business Unit President |
| Daniel M. Moore | 51 | Chief Administrative Officer, Secretary, and General Counsel |
| Keshav Murugesh | 42 | Chief Operating Officer |
| Naresh Nagarajan | 42 | Healthcare Business Unit President |
| Nitin Rakesh | 34 | Vice President and Head of B&FS BPO Operations |
| R. S. Ramdas | 51 | Vice President, Finance and Corporate Services |
| Sunil Sarna | 46 | Business Unit Head & Senior Vice President, Automotive Vertical |
| Neerja Sethi | 50 | Vice President, Corporate Affairs and Director |
| Vinod Swami | 44 | Vice President, Global Sales |

Revathy Ashok was appointed Chief Financial Officer of the Company in May 2005. Prior to joining Syntel, Ms. Ashok served as Executive Vice President and Group Chief Financial Officer at Microland Group, an IT services company focusing on remote infrastructure management Internet and e-Business technologies, from 2001.

Lakshmanan Chidambaram was appointed as Head of Sales, Banking and Financial Services and Insurance Business units in February, 2006. Mr. Chidambaram joined Syntel in 2001 and has served in a variety of sales positions.

Bharat Desai is a co-founder of the Company and has served as its President and Chief Executive Officer and as a Director since its formation in 1980. Mr. Desai was appointed Chairman of the Board in February 1999. Mr. Desai is the spouse of Ms. Sethi.

Anil Jain was appointed as Business Unit Head & Senior Vice President, Insurance Vertical in February 2006. Mr. Jain has been with Syntel since 1993 serving in a number of client relationship and service delivery capacities.

Srikanth Karra was appointed as Syntel's Vice President - Global Human Reosurces in March 2005. Prior to joining Syntel, Mr. Karra served as HR Head for India and Global Leader for Staffing and Relationship Development at GE Capital International Services, a global diversified financial services company, from 2001 to 2005.

Rakesh Khanna was appointed as Banking & Finance Business Unit President with the Company in July 2005. Prior to joining Syntel, Mr. Khanna served in senior management at IFLEX Solutions Ltd., a company specializing in software products and services for banks and financial service institutions, from September 1996 to July 2005.

Anand Kalidass was appointed as Vice President, Strategic Offerings in 2005. Prior to joining Syntel, Mr. Kalidass served as Senior Vice President at Caritor, a global technology solutions provider from June 1997 to December 2004.

Vijay Mehra was appointed as Telecom, Retail, Logistics and Travel Industries Business Unit President in April 2005. Prior to joining Syntel, from September 2000 to March 2005, Mr. Mehra was working with McKinsey & Company, a management consulting firm, as one of the senior-most managers in the IT Practice.

Daniel M. Moore has served the Company as Chief Administrative Officer, Secretary, and General Counsel since August 1998.

Keshav Murugesh was appointed as Chief Operating Officer of the Company in October 2004. Mr. Murugesh joined the Company as Chief Financial Officer in May 2002 and continued as Acting Chief Financial Officer until his successor, Revathy Ashok was appointed. Prior to joining Syntel, Mr. Murugesh served as Vice President Finance at ITC Infotech Ltd from October 2000 to May 2002. Prior to this assignment, Mr. Murugesh served as Finance Head, Information Systems Business from August 1999 to September 2000 at ITC Ltd, India.

Naresh Nagarajan was appointed as Syntel's Healthcare Business Unit President in April 2005. Prior to joining Syntel, Mr. Nagarajan was a Limited Partner with iLABS Group LLP, a venture capital firm, from 2001.

Nitin Rakesh was appointed as Vice President and Head of B&FS BPO Operations in February 2006 and has been with Syntel since 2002 in various capacities with the business process outsourcing unit. Prior to joining Syntel, Mr. Rakesh served n various capacities in TCG Group, a company specializing in investments, real estate & software from Dec 1999 to Sep 2002, with his last assignment in the group as Head of Sales, Banking & Financial Services, for TCG Software Services.

R. S. Ramdas was appointed as Vice President, Finance and Corporate Services in March 2004 and became a member of the leadership team in February 2006. Mr. Ramdas has served with Syntel since 1990 in various positions including heading corporate tax, treasury, internal audit, and global procurement.

Sunil Sarna was appointed as Business Unit Head & Senior Vice President, Automotive Vertical in February 2006. Mr. Sarna has served with Syntel since 1998 in various client relationship and delivery roles.

Neerja Sethi is a co-founder of the Company and has served as a Vice President, Corporate Affairs and as a Director since its formation in 1980. Ms. Sethi is the spouse of Mr. Desai.

Vinod Swami joined the Company in June 1993 and is appointed as Senior Vice President and Head of Sales, Automotive, Healthcare and Diversified Businesses since February 2006. Mr. Swami previously served as Vice President, Global Sales, from February 2005 to February 2006, Vice President, Strategic Sales from December 2002 to February 2005 and in various sales positions prior to December 2002.

## ITEM 1A. RISK FACTORS

The following factors should be considered carefully when evaluating our business.

RECRUITMENT AND RETENTION OF IT PROFESSIONALS. The Company's business of delivering professional IT services is labor intensive, and, accordingly, its success depends upon its ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. The Company believes that both in the United States and in India there is a growing shortage of, and significant competition for, IT professionals who possess the technical skills and experience necessary to deliver the Company's services, and that such IT professionals are likely to remain a limited resource for the foreseeable future. The Company believes that, as a result of these factors, it operates within an industry that experiences a significant rate of annual turnover of IT personnel. The Company's business plans are based on hiring and training a significant number of additional IT professionals each year to meet anticipated turnover and increased staffing needs. The Company's ability to maintain and renew existing engagements and to obtain new business depends, in large part, on its ability to hire and retain qualified IT professionals. The Company performs a significant portion of its employee recruiting in foreign countries, particularly in India. Any perception among the Company's recruits or foreign IT professionals, whether or not well-founded, that the Company's ability to assist them in obtaining permanent residency status in the United States has been diminished could result in increased recruiting and personnel costs or lead to significant employee attrition or both.

There can be no assurance that the Company will be able to recruit and train a sufficient number of qualified IT professionals or that the Company will be successful in retaining current or future employees. Failure to hire and train or retain qualified IT professionals in sufficient numbers could have a material adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION OF IMMIGRATION. The Company recruits its IT professionals on a global basis and, therefore, must comply with the immigration laws of the countries in which it operates, particularly the United States. As of December 31, 2005, approximately 53% of Syntel's U.S. workforce (12% of Syntel's worldwide workforce) worked under H-1B visas (permitting temporary residence while employed in the U.S.) and another 16% of the Company's U.S. workforce (4% of the Company's worldwide workforce) worked under L-1 visas (permitting inter-company transfers of employees that have been employed with a foreign subsidiary for at least 6 months). Pursuant to U.S. federal law, the U.S. Citizenship and Immigration and Services (CIN) limits the number of new H-1B visas to be approved in any government fiscal year. In years in which this limit is reached, the Company may be unable to obtain enough H-1B visas to bring a sufficient number of foreign employees to the U.S. If the Company were unable to obtain sufficient H-1B employees, the Company's business, results of operations and financial condition could be materially and adversely affected. Furthermore, Congress and administrative agencies have periodically expressed concerns over the levels of legal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work visas, including L-1 and H-1B visas that may be issued.

In addition to immigration restrictions in the U.S., the Company is subject to various immigration and work permit restrictions globally and in particular in the European community. These restrictions restrain the Company's ability to add skilled professionals as needed for global operations and could have an adverse impact on the Company's global strategy. Adverse changes to these immigration and work permit regulations could have a material adverse effect on the company's business, results of operations and financial condition.

VARIABILITY OF QUARTERLY OPERATING RESULTS. The Company has experienced and expects to continue to experience fluctuations in revenues and operating results from quarter to quarter due to a number of factors, including: the timing, number and scope of customer engagements commenced and completed during the quarter; progress on fixed-price engagements; timing and cost associated with expansion of the Company's facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring, attrition and utilization rates; the mix of services performed on-site, off-site and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for Applications Outsourcing engagements; customers' budget cycles; and investment time for training. Because a significant percentage of the Company's selling, general and administrative expenses are relatively fixed, variations in revenues may cause significant variations in operating results. It is possible that Company's operating results could be below or above the expectations of market analysts and investors. In such event, the price of the Company's common stock would likely be materially adversely affected. No assurance can be given that quarterly results will not fluctuate causing an adverse effect on the Company's financial condition at the time.

CUSTOMER CONCENTRATION; RISK OF TERMINATION. The Company has in the past derived, and believes it will continue to derive, a significant portion of its revenues from a limited number of large, corporate customers. The Company's ten largest customers represented approximately 65%, 61%, and 64% of the total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. The Company's largest customer for 2005, 2004 and 2003, was American Express accounting for approximately 16% of the total revenues for each of the years ended December 31, 2005, 2004 and 2003, respectively.

The volume of work performed for specific customers is likely to vary from year to year, and a significant customer in one year may not provide the same level of revenues in any subsequent year. Because many of its engagements involve functions that are critical to the operations of its customer's businesses, any failure by Syntel to meet a customer's expectations could result in cancellation or non-renewal of the engagement and could damage Syntel's reputation and adversely affect its ability to attract new business. Many of the Company's contracts are terminable by the customer with limited notice and without compensation beyond the professional services rendered through the date of termination. An unanticipated termination of a significant engagement could result in the loss of substantial anticipated revenues and could require the Company to either maintain or terminate a significant number of unassigned IT professionals. The loss of any significant customer or engagement could have a material adverse effect on the Company's business, results of operations and financial condition.

EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN INDIA. A significant element of the Company's business strategy is to continue to develop and expand offshore Global Development Centers in India. As of December 31, 2005, the Company had approximately 67% of its billable workforce in India, and anticipates that this percentage will increase over time. While wage costs in India are significantly lower than in the U.S. and other industrialized countries for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the U.S., and could result in the Company incurring increased costs for IT professionals. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest. No assurance can be given that the Company will not be adversely affected by changes in inflation, exchange rate fluctuations, interest rates, tax provisions, social stability or other political, economic or diplomatic developments in or affecting India in the future. In addition, the Indian government is significantly involved in and exerts significant influence over its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the technology industry. Certain of these benefits that directly benefited the Company included, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment. The Company treats any earnings from its operations in India and other foreign countries as permanently invested outside the United States. If the Company decides to repatriate any of such earnings, it will incur a Dividend distribution tax for distribution from India, currently 14.03% under Indian tax law and be required to pay U.S. corporate income taxes on such earnings. As of December 31, 2005, the estimated dividend distribution taxes and U.S. corporate taxes that would be due upon repatriation of accumulated earnings are approximately $34.1 million. Changes in the business or regulatory climate of India could have a material adverse effect on the Company's business, results of operations and financial condition.

In December 2004, FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP FAS 109-2") was issued, providing guidance under SFAS No. 109, "Accounting for Income Taxes" for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004, enacted on October 22, 2004. FSP FAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP FAS 109-2. The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the U.S. in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including US Federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws, during the fourth quarter of 2005. Proceeds from these extra ordinary dividends are required to be invested in the United State for specific purposes permitted under Act pursuant to an approved written domestic reinvestment plan. As of December 31, 2005 the Company has invested approximately $42.5 million towards permitted investments under the Act against this extra ordinary dividend pursuant to an approved Domestic reinvestment plan.

The Company intends to use remaining accumulated and future earnings of foreign subsidiaries to expand operations outside the United States and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the United States and no provision for U. S. federal and state income tax or applicable dividend distribution tax has been provided thereon.

If the company determines to repatriate all undistributed repatriable earnings of foreign subsidiaries as of December 31, 2005, the company would have accrued taxes of approximately $34.1million.

INTENSE COMPETITION. The IT services industry is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards. The Company competes with a variety of other companies, depending on the IT services it offers. The Company's primary competitors for professional IT staffing engagements include participants from a variety of market segments, systems consulting and implementation firms, applications software development and maintenance firms, service groups of computer equipment companies and temporary staffing firms. In Applications Outsourcing and e-Business services, the Company competes primarily with companies in the domestic and global arena. In the domestic IT arena, Syntel competes against firms such as IBM Global Solutions, Keane, EDS, Cognizant, and Accenture. In the global IT services arena, Syntel is increasingly competing against a number of India-based companies including TCS, Infosys, and Wipro. Many of the Company's competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. As a result, they may be able to compete more aggressively on pricing, respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development and promotion of IT services than the Company. India-based companies also present significant price competition due to their competitive cost structures and tax advantages. In addition, there are relatively few barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new IT service providers. Further, there is a risk that the Company's customers may elect to increase their internal resources to satisfy their IT services needs as opposed to relying on a third-party vendor such as the Company. The IT services industry is also undergoing consolidation which may result in increased competition in the Company's target markets. Increased competition could result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company. The Company also faces significant competition in recruiting and retaining IT professionals which could result in higher labor costs or labor shortages. There can be no assurance that the Company will compete successfully with existing or new competitors or that competitive pressures faced by the Company will not materially adversely affect its business, results of operations or financial condition.

ABILITY TO MANAGE GROWTH. While the Company has experienced modest increase in revenues over the past few years, it has historically experienced rapid growth that has placed significant demands on the Company's managerial, administrative and operational resources. Additionally, ongoing changes in the delivery mix from onsite to offshore staffing have also placed additional operational and structural demands on the Company. Revenues have increased from $45.3 million in 1993 to $226.2 million in 2005, and the number of worldwide billable employees has increased from 689 as of December 31, 1993 to 4,456 as of December 31, 2005. The Company established sales offices in London, England in 1996 and in Hong Kong in 2001, opened sales and service offices in Singapore in May 1997 and in Munich, Germany in 2001 and has expanded its Global Development Centers in Mumbai, Chennai and Pune, India. The Company's future growth depends on recruiting, hiring and training IT professionals, increasing its international operations, expanding its U.S. and offshore capabilities, adding effective sales and management staff and adding service offerings. Effective management of these and other growth initiatives will require the Company to continue to improve its operational, financial and other management processes and systems. Failure to manage growth effectively could have a material adverse effect on the quality of the Company's services and engagements, its ability to attract and retain IT professionals, its business prospects, and its results of operations and financial condition. In recent years, the Company has realigned existing personnel and resources, and has invested incrementally in the development of its Applications Outsourcing business, with increased focus on outsourcing services for ongoing applications management, development, and maintenance. The Company has also invested in the development of its e-Business practice business process outsourcing (BPO) practice. A key factor in the Company's growth strategy is to increase Applications Outsourcing, e-Business and BPO practices with new and existing customers. This strategy was evidenced by a shift in the revenue mix from TeamSourcing to Applications Outsourcing and e-Business in recent years, as well as the improvement in the Company's direct margins. However, Applications Outsourcing services generally require a longer sales cycle (up to 12 months) and generally require approval by more senior levels of management within the customer's organization, as compared with traditional IT staffing services. Additionally, while the sales cycle for many e-Business engagements tend to be shorter (one to six months), many engagements are short in duration (three to six months), requiring increased sales and marketing. While the Company has strengthened its experience and strength in marketing, developing, and performing such services, there can be no assurance that the Company's increased focus on Applications Outsourcing, e-Business and BPO will continue to be successful, and any failure of such strategy could have a material adverse effect on the Company's business, results of operations, and financial condition.

FIXED-PRICE ENGAGEMENTS. The Company undertakes engagements, in the nature of development and maintenance, billed on a fixed-price basis, in addition to the engagements billed on time-and-materials basis and has a strategy to increase its percentage of revenue from fixed-price engagement. The Company's failure to estimate accurately the resources and time required for an engagement or its failure to complete fixed-price engagements within budget, on time and to the required quality levels would expose the Company to risks associated with cost overruns and, in certain cases, penalties, any of which could have a material adverse effect on the Company's business, operating results and financial condition. Fixed-price revenues from development and maintenance activity represented approximately 50%, 54% and 52% of total revenues for the years ended December 31, 2005, 2004, and 2003, respectively.

POTENTIAL LIABILITY TO CUSTOMERS. Many of the Company's engagements involve IT services that are critical to the operations of its customers' businesses. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its IT services, there can be no assurance that the limitations of liability set forth in its service contracts will be enforceable in all instances or would otherwise protect the Company from liability for damages. Although the Company maintains general liability insurance coverage, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms, will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage or result in changes to the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL. The success of the Company may be highly dependent on the efforts and abilities of Bharat Desai, the Company's co-founder, Chairman, President, and Chief Executive Officer and other key personnel. The loss of the services of these key personnel for any reason could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not maintain key man life insurance on Mr. Desai or any other key personnel.

RISKS RELATED TO POSSIBLE ACQUISITIONS. The Company has expanded, and may continue to expand its operations through the acquisition of additional businesses. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity (common or preferred) or a combination thereof. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. Customer satisfaction or performance problems within an acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, results of operations and financial condition.

LIMITED INTELLECTUAL PROPERTY PROTECTION. The Company's success depends in part upon certain methodologies, practices, tools and technical expertise it utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect its proprietary rights in these various intellectual properties, the Company relies upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws which afford only limited protection. The Company also generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to and distribution of its proprietary information. India is a member of the Berne Convention, an international treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of foreign countries, including the laws of the U.S. The Company believes that laws, rules, regulations and treaties in effect in the U.S. and India are adequate to protect it from misappropriation or unauthorized use of its intellectual property. However, there can be no assurance that such laws will not change and, in particular, that the laws of India will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the U.S. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its intellectual property, or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its rights. Although the Company believes that its intellectual property rights do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future or what impact any such claim, would have on the Company's business, results of operation or financial condition. The Company presently holds no patents or registered copyrights. The Company holds the trademarks or servicemarks: Syntel(R), registered in the U.S. and Germany; Consider IT Done(R), registered in the U.S. and Germany; Identeon(TM); IntelliSourcing(R); IntelliTransfer(R); Skillbay(R); TeamSourcing(R); Total ERP Applications Methodology (TEAM)(R); Latest to Legacy(R); New2USA.com (R); and Digital Blueprinting-Build-Optimize(R). The Company has submitted U.S. federal and foreign trademark applications to register those names for its service offerings not already registered. However, there can be no assurance that the Company will be successful in obtaining trademarks for these trade names.

POTENTIAL ANTI-OUTSOURCING LEGISLATION. In the recent past, the issue of outsourcing of services abroad by companies has become a topic of political discussion in the United States and in other countries. Measures aimed at limiting or restricting outsourcing by companies are under discussion in U. S. Congress as well as in as many of the state legislatures in addition to other countries. While no substantive anti-outsourcing legislation has been enacted to date that significantly adversely affects the Company, given the continuing debate over this issue, the introduction and enactment of such legislation is possible. If introduced and enacted, such measures are likely to fall within two categories: (1) a broadening of restrictions on outsourcing by government agencies and on government contracts with firms that outsource services directly or indirectly, and/or (2) measures that impact private industry, such as tax disincentives, restriction on the transfer or maintenance of certain information abroad and/or intellectual property transfer restrictions. In the event that any such measures become law, our business, financial condition and results of operations could be adversely affected and our ability to service our customer could be impaired.

ADVERSE ECONOMIC CONDITIONS. If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.

FAILURE TO SUCCESSFULLY DEVELOP AND MARKET NEW PRODUCTS AND SERVICES. Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of our service offerings depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings. The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our client's operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel. Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus. The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

BENCHMARKING PROVISIONS. As the size and duration of our client engagements increases, clients may require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

CORPORATE GOVERNANCE ISSUES. Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ National Market rules, and Securities and Exchange Commission regulations are creating uncertainty for companies. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

TELECOM/INFRASTRUCTURE ISSUES. Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues. A significant element of our Global Delivery Model is to continue to leverage and expand our global development centers. Our global development centers are linked with a redundant telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

CONFIDENTIALITY ISSUES. We may be liable to our clients for damages caused by disclosure of confidential information or system failures. We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients. Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits, which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

NEW FACILITIES. We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

STOCK OPTION ACCOUNTING. Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options. We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123R") requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. During December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment" (SFAS 123R),which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and other transactions under Company stock plans. The Company grants options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. The Company is required to adopt SFAS 123R by the first quarter of fiscal 2006. The Company will use the modified prospective application transition method and estimates that the adoption of SFAS No. 123R for share-based awards issued to employees will not have a significant impact on its statement of income or financial position for 2006. This estimate is based upon various assumptions, including an estimate of the number of share-based awards that will be granted, cancelled or expired during 2006, as well as the Company's future stock prices. These assumptions are highly subjective and changes in these assumptions could significantly affect the Company's estimate.

TERRORIST ACTIVITY, WAR OR NATURAL DISASTERS. Terrorist activity, war or natural disasters could adversely affect our business, results of operations and financial condition. Terrorist activity, other acts of violence or war, or natural disasters have the potential to have a direct impact on our clients. Such events may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients visit several technology services firms prior to reaching a decision on vendor selection. Terrorist activity, war or natural disasters could make travel more difficult and delay, postpone or cancel decisions to use our services.

INSTABILITY AND CURRENCY FLUCTUATIONS. Historically, we have held a significant amount of our cash funds in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the Indian rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the dollar.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

## ITEM 2. PROPERTIES.

The Company's headquarters and principal administrative, sales and marketing, and system development operations are located in approximately 14,600 square feet of leased space in Troy, Michigan. The Company occupies these premises under a lease expiring in March 2007. The Company has a telecommunications hub located in approximately 3,200 square feet of leased space in Cary, North Carolina, under a lease, which expires July 31, 2010. The Company also leases office facilities in Santa Clara, California; Phoenix, Arizona; Schaumburg, Illinois; Dallas, Texas; Minneapolis, Minnesota; New York, New York; Nashville, Tennessee; Natick, Massachusetts; Berkshire, England; Stuttgart, Germany; and Singapore

Syntel leases approximately 65,140 square feet of office space in Mumbai, India, under ten leases expiring on various dates from October 2006 to March 2009. These facilities house IT professionals, as well as its senior management, finance and accounts, administrative personnel, human resources, recruiting, and sales and marketing functions.

For facilitating its BPO operations, Syntel has leased 33,130 square feet of office space in Mumbai, India. Additionally, during the year, Syntel has leased approximately 7,235 square feet of office space in Mumbai, India for facilitating its BPO operations. The lease term for both the BPO facilities expires on May 2007 and February 2008, respectively.

Syntel leases approximately 76,008 square feet of office space in Chennai, India, under two leases expiring on April 2006 and September 2009 both subject to the Company's option to renew for an additional period of three to five years.

Syntel leases four offices in Pune, India consisting of approximately 63,490 square feet. The lease terms expires on various dates from May 2006 to June 2006, all subject to the Company's option to renew for an additional period of three to five years.

During the year, Syntel leased an additional 34,500 square feet of office space in Pune, India. The lease expires in April 2006.

In January 2001, the Company acquired 40 acres of land at the cost of approximately $1.0 million for construction of a state-of-the-art development and training campus in Pune, India. When fully completed, the facility will cover over 1 million square feet and will accommodate 9000 employees. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center. The Company has appointed a leading project management company, finalized architectural drawings for Phase I and has appointed contractors for all key elements of the project. The superstructure and finalization of Phase 1 is near completion and work on external development and services is near completion. An office building with space for 950 seats, a food court and hotel are expected to be ready by the second quarter of 2006, pending regulatory approvals.

The Company has acquired 28 acres of land in an Information Technology Park in Chennai, India.

The Company believes that the existing facilities and planned development in Pune and Chennai are adequate for its currently anticipated future needs.

## ITEM 3. LEGAL PROCEEDINGS:

The Company is not currently a party to any material legal proceeding or governmental investigation.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the year ended December 31, 2005.

PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) The Registrant's Common Stock is traded on the NASDAQ National Market under the symbol "SYNT." The following table sets forth, for the periods indicated, the range of high and low sales prices per share of the Company's Common Stock as reported on NASDAQ for each full quarterly period in 2004 and 2005.

| Period | High | Low |
|---|---|---|
| First Quarter, 2004 | 30.900 | 24.320 |
| Second Quarter, 2004 | 28.370 | 16.210 |
| Third Quarter, 2004 | 17.880 | 13.770 |
| Fourth Quarter, 2004 | 20.000 | 16.250 |
| First Quarter, 2005 | 19.530 | 15.930 |
| Second Quarter, 2005 | 18.730 | 15.750 |
| Third Quarter, 2005 | 19.490 | 16.140 |
| Fourth Quarter, 2005 | 22.000 | 18.380 |

(b) There were approximately 705 shareholders of record and 3,500 beneficial holders on February 27, 2006.

(c) The Board of Directors has declared a quarterly dividend of $0.06 per share during each quarter of the Company's last two fiscal years. In addition, the Board of Directors at its meeting dated March 3, 2005 declared a one-time special dividend of $1.50 per share payable to Syntel shareholders of record at the close of business on March 14, 2005. The Company paid cash dividends of $ 1.74 and $0.24 per share for the years ended December 31, 2005 and 2004, respectively.

(d) EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, with respect to the Company's equity compensation plans, (i) the number of shares of common stock to be issued upon the exercise of outstanding options, (ii) the weighted average exercise price of outstanding options, and (iii) the number of shares remaining available for future issuance, as of December 31, 2005.

| PLAN CATEGORY | NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS | WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS ($) | NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (1)) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 438,251 | 12.28 | 2,347,413 |
| Equity compensation plans not approved by shareholders | -- | -- | -- |
| TOTAL | 438,251 | 12.28 | 2,347,413 |

**ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.**

**SYNTEL, INC. & SUBSIDIARIES**
(In thousands, except share data)

The following tables set forth selected consolidated financial data and other data concerning Syntel, Inc. for each of the last five years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto.

| | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (IN THOUSANDS, EXCEPT SHARE DATA) | | | | |
| STATEMENT OF INCOME DATA | | | | | |
| Net revenues | $226,189 | $186,573 | $179,507 | $161,507 | $172,283 |
| Cost of revenues | 135,043 | 107,120 | 101,699 | 94,010 | 106,943 |
| Gross profit | 91,146 | 79,453 | 77,808 | 67,497 | 65,340 |
| Selling, general and administrative expenses | 44,917 | 36,999 | 28,278 | 31,421 | 34,522 |
| Capitalized development cost impairment | -- | -- | -- | -- | 1,624 |
| (Reduction in) reserve requirements applicable to Metier transaction | -- | -- | (882) | (5,698) | -- |
| Income from operations | 46,229 | 42,454 | 50,412 | 41,774 | 29,194 |
| Other income, principally interest | 4,592 | 3,773 | 3,168 | 3,191 | 3,780 |
| Income before income taxes | 50,821 | 46,227 | 53,580 | 44,965 | 32,974 |
| Income tax provision (1) | 20,500 | 5,253 | 13,242 | 12,338 | 8,636 |
| Income before loss from equity investments and investment write off | 30,321 | 40,974 | 40,338 | 32,627 | 24,338 |
| Loss from equity investments and investment write offs (net of tax) | -- | -- | 34 | 141 | 3,893 |
| Net income | $ 30,321 | $ 40,974 | $ 40,304 | $ 32,486 | $ 20,445 |
| Net income per share, diluted | $ 0.75 | $ 1.01 | $ 0.99 | $ 0.81 | $ 0.52 |
| Cash dividends declared per common share | $ 1.74 | $ 0.24 | $ 1.37 | -- | -- |
| Weighted average shares outstanding, diluted | 40,671 | 40,469 | 40,797 | 39,917 | 38,987 |

| | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | ($ IN THOUSANDS) | | | | |
| BALANCE SHEET DATA | | | | | |
| Working capital | $120,866 | $170,786 | $142,207 | $145,988 | $103,502 |
| Total assets | 198,161 | 226,968 | 185,198 | 183,572 | 152,247 |
| Total shareholders' equity | 152,278 | 190,642 | 153,406 | 154,844 | 112,258 |
| OTHER DATA | | | | | |
| Billable headcount in U.S. | 1,341 | 1,145 | 1,138 | 1,111 | 987 |
| Billable headcount in India | 3,006 | 1,906 | 1,376 | 943 | 419 |
| Billable headcount at other locations | 109 | 121 | 150 | 101 | 138 |
| Total billable headcount | 4,456 | 3,172 | 2,664 | 2,155 | 1,544 |

1) The tax rate for the year ended December 31, 2005 is impacted by reversal of tax reserve of $2.6 million, provision for valuation allowance of $1.7 million and the tax related to the repatriation of $12.3 million. Without the above, the effective tax rate for the year ended December 31, 2005 would have been 17.8%. During year ended December 31, 2004, the tax rate was impacted by reversal of tax reserve of $1.7 million, tax credit of $0.5 million in Syntel India and the research and development tax credit of $0.5 million in Syntel Inc. Without the above, the effective income tax rate during the year ended December 31, 2004 would have been 17.3%. During year ended December 31, 2003, the tax rate was impacted by provision of tax reserve of $3.1 million. Without the above, the effective income tax rate during the year ended December 31, 2003 would have been 19%.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

### CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies, among others, involve our more significant judgments and estimates used in the preparation of our consolidated financial statements. The Company has discussed the critical accounting policies and estimates with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION. Revenue recognition is the most significant accounting policy for the Company. The Company recognizes revenue from time and material contracts as services are performed. During the years ended December 31, 2005, 2004 and 2003, revenues from time and material contracts constituted 50%, 46% and 48%, respectively of total revenues. Revenue from fixed-price, application management, maintenance and support engagements is recognized as earned, which generally results in straight-line revenue recognition as services are performed continuously over the term of the engagement. During the years ended December 31, 2005, 2004 and 2003, revenues from fixed price application management and support engagements constituted 29%, 33% and 27%, respectively.

Revenue on fixed price development projects is measured using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to the total estimated efforts to the completion of the contract. The Company monitors estimates of total contract revenues and cost on a routine basis throughout the delivery period. The cumulative impact of any change in estimates of the contract revenues or costs is reflected in the period in which the changes become known. In the event that a loss is anticipated on a particular contract, provision is made for the estimated loss. The Company issues invoices related to fixed price contracts based on either the achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the proportional performance method of accounting are recorded as revenue earned in excess of billings or deferred revenue in the accompanying financial statements. During the years ended December 31, 2005 2004 and 2003, revenues from fixed price development contracts constituted 21%, 21% and 25%, respectively.

### SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. The Company bases its estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

REVENUE RECOGNITION. The use of the proportional performance method of accounting requires that the Company makes estimates about its future efforts and costs relative to the fixed price contracts. While the Company has procedures in place to monitor the estimates throughout the performance period, such estimates are subject to change as each contract progresses. The cumulative impact of any such changes is reflected in the period in which the changes become known.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company records an allowance for doubtful accounts based on a specific review of aged receivables. The provision for the allowance for doubtful accounts is recorded in selling, general and administrative expenses. At December 31, 2005 and 2004, the allowance for doubtful accounts was $2.6 million and $1.2 million respectively. These estimates are based on our assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

INCOME TAXES--ESTIMATES OF EFFECTIVE TAX RATES AND RESERVES FOR TAX CONTINGENCIES. When preparing our financial statements, the Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates.

In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The reserve no longer required for any particular tax year, is credited to the current year's income tax provision.

During 2005, the Company has reversed $2.6 million of the accrual for income taxes related to the year 2001 and credited it to the current year's income tax provision.

In addition, during 2005 the Company has also reversed $0.9 million related to the payroll tax provision and provided for valuation allowance of $1.7 million attributable to certain deferred tax benefits, on write-off of certain investments in 2001, which are not expected to be materialized.

The revision in estimates noted above had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2005 by $0.04 per share.

ACCRUALS FOR LEGAL EXPOSURES. The Company estimates the costs associated with legal exposures that it has and the related legal expenses and records the probable liability if it can be reasonably estimated or the lower end of a range, if the amount cannot be reasonably estimated. The accrual related to litigation and legal fees at December 31, 2005 and 2004, was $0.2 million and $0.1 million, respectively.

**OVERVIEW**

Syntel is a worldwide provider of professional IT consulting and applications management services to Global 2000 companies, as well as to government entities. The Company's service offerings include Applications Outsourcing, consisting of application management services for ongoing management, development and maintenance of business applications; e-Business, consisting of the integration and development of advanced technology applications including E-commerce, Web development, Data Warehousing, CRM, Oracle, and SAP; as well as partnerships with leading software and IT application software infrastructure providers to provide its implementation, customization, migration and maintenance services including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, IBM, Informatica, Mercury, Microstrategy, Oracle, SAP, Serden Technologies, TIBCO, among others.

Through BPO, Syntel provides outsourced solutions for a client's business processes, providing them with the advantage of a low cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called IdenteonTM to assist with strategic assessments of business processes, identifying the right ones for outsourcing.

The Company's revenues are generated from professional services fees provided through four segments, Applications Outsourcing, e-Business, TeamSourcing and BPO. The Company has invested significantly in developing its ability to sell and deliver Applications Outsourcing and e-Business services, and has shifted a larger portion of its business to engagements within these two segments, which the Company believes have higher growth and gross margin potential. The following table outlines the revenue mix for the years ended December 31, 2005, 2004, and 2003:

| | PERCENT OF TOTAL REVENUES | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Applications Outsourcing | 76% | 76% | 76% |
| e-Business | 14 | 16 | 19 |
| TeamSourcing | 7 | 7 | 5 |
| BPO | 3 | 1 | 0 |
| | 100% | 100% | 100% |

On Applications Outsourcing engagements, the Company typically assumes responsibility for engagement management and generally is able to allocate certain portions of the engagement to on-site, off-site and offshore personnel. Syntel may bill the customer on either a time-and-materials or fixed-price basis. Against a significant portion of Applications Outsourcing engagements, executed historically, on a time-and-materials basis, a significant share of the new Applications Outsourcing engagements have started on a fixed-price basis during 2005, 2004 and 2003. For the years ended December 31, 2005, 2004 and 2003, fixed-price revenues from development and maintenance activity comprised approximately 55%, 58% and 56% of total Applications Outsourcing revenues, respectively.

The Company re-skilled a very significant percentage of the consulting base during 2003, 2004 and 2005 in the latest advanced software platforms, including JAVA, Object Oriented, C++, C-Sharp, .NET, RMI CORBA, SAP, PeopleSoft, ETL, Datastage, Ab-initio, Informatica and Microstrategy. The Company has focused training efforts on consultants assigned to TeamSourcing engagements, and as a result, has successfully migrated such consultants to the e-Business segment. The Company has also cross trained its employees on current outsourcing engagements to be able to successfully migrate to and develop and maintain the emerging technologies that our clients are investing in.

Historically, most e-Business engagements were billed on a time-and-materials basis under the direct supervision of the customer (similar to TeamSourcing engagements); however, as the Company expanded its expertise in delivering e-commerce engagements, Syntel has assumed the project management role and entered into fixed-price arrangements for a significant number of new e-Business engagements started during 2005, 2004 and 2003. For the years ended December 31, 2005, 2004 and 2003, fixed-price revenues from development and maintenance activity comprised approximately 61%, 54% and 51% of total e-Business revenues, respectively.

On TeamSourcing engagements, Syntel's professional services typically are provided at the customer's site and under the direct supervision of the customer. TeamSourcing revenues generally are recognized on a time-and-materials basis as services are performed. As indicated in the above table, the Company's dependence on TeamSourcing engagements has decreased significantly and is expected to continue to decrease as a percentage of the total revenue base as the Company consciously refocuses its sales efforts and migrates resources to e-Business and Applications Outsourcing engagements.

On BPO engagements, services are provided at our offshore facility, which gives the benefit of lower cost to the customer. BPO revenues generally are recognized on a time-and-materials basis as services are performed. For the years ended December 31, 2005 and 2004, the revenue from BPO engagements comprised approximately 3% and 1% of total revenues.

The Company's most significant cost is personnel cost, which consists of compensation, benefits, recruiting, relocation and other related costs for its IT professionals. The Company strives to maintain its gross margin by migrating more revenue toward Applications Outsourcing and e-Business, controlling engagement costs, and offsetting increases in salaries and benefits with increases in billing rates. The Company has established a human resource allocation team whose purpose is to staff IT professionals on engagements that efficiently utilize their technical skills and allow for optimal billing rates. Syntel India, a wholly owned subsidiary of the Company, provides software development services from Mumbai, Pune and Chennai, India, where salaries of IT professionals are comparatively lower than in the U.S.

The Company has performed a significant portion of its employee recruiting in other countries. As of December 31, 2005, approximately 53% of Syntel's U.S. workforce (12% of Syntel's worldwide workforce) worked under H-1B visas (permitting temporary residence while employed in the U.S.) and another 16% of the Company's U.S. workforce (4% of the Company's worldwide workforce) worked under L-1 visas (permitting inter-company transfers of employees that have been employed with a foreign subsidiary for at least 6 months).

The Company has made substantial investments in infrastructure in recent years, including: (1) expanding the facilities in Mumbai, India, including a BPO facility; (2) developing a Technology Campus in Pune, India; (3) expanding the Global Development Center in Chennai, India; (4) upgrading of the Company's global telecommunication network; (5) increasing Applications Outsourcing sales and delivery capabilities through significant expansion of the sales force and the Strategic Solutions Group, which develops and formalizes proprietary methodologies, practices and tools for the entire Syntel organization; (6) hiring additional experienced senior management; (7) expanding global recruiting and training capabilities; and (8) enhancing human resource and financial information systems.

Through its strong relationships with customers, the Company has been able to generate recurring revenues from repeat business. These strong relationships also have resulted in the Company generating a significant percentage of revenues from key customers. The Company's top ten customers accounted for approximately 65%, 61% and 64% of revenues for the years ended December 31, 2005, 2004, and 2003, respectively.

For the years ended December 31, 2005, 2004 and 2003 only one customer contributed revenues in excess of 10% of total consolidated revenues. The Company's largest customer for 2005, 2004 and 2003 was American Express, contributing approximately 16%, 16% and 16%, respectively of total consolidated revenues. Although the Company does not currently foresee a credit risk associated with accounts receivable from these customers, credit risk is affected by conditions or occurrences within the economy and the specific industries in which these customers operate.

## RESULTS OF OPERATIONS

The following table sets forth for the periods indicated selected income statement data as a percentage of the Company's net revenues.

| | PERCENTAGE OF REVENUES YEAR ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net Revenues | 100.0% | 100.0% | 100.0% |
| Cost of revenues | 59.7 | 57.4 | 56.7 |
| Gross profit | 40.3 | 42.6 | 43.3 |
| Selling, general and administrative expenses | 19.9 | 19.8 | 15.8 |
| Reduction in reserve requirements applicable to Metier transaction | -- | -- | (0.5) |
| INCOME FROM OPERATIONS | 20.4% | 22.8% | 28.0% |

Following is selected segment financial data for the years ended December 31, 2005, 2004 and 2003. The Company does not allocate assets to operating segments:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (in Thousands) | | |
| Net Revenues | | | |
| Applications Outsourcing | $171,331 | $143,007 | $136,424 |
| e-Business | 31,210 | 29,249 | 33,795 |
| TeamSourcing | 16,953 | 12,480 | 9,288 |
| BPO | 6,695 | 1,837 | -- |
| | 226,189 | 186,573 | 179,507 |
| Gross Profit | | | |
| Applications Outsourcing | 72,411 | 62,696 | 62,282 |
| e-Business | 9,687 | 11,302 | 14,389 |
| TeamSourcing | 4,886 | 4,598 | 1,137 |
| BPO | 4,162 | 857 | -- |
| | 91,146 | 79,453 | 77,808 |
| Gross Profit % | | | |
| Applications Outsourcing | 42.3% | 43.8% | 45.7% |
| e-Business | 31.0% | 38.6% | 42.6% |
| TeamSourcing | 28.8% | 36.8% | 12.2% |
| BPO | 62.2% | 46.7% | -- |
| | 40.3% | 42.6% | 43.3% |
| Selling, general and administrative expenses | 44,917 | 36,999 | 28,278 |
| Reduction in reserve requirements for Metier transaction | -- | -- | (882) |
| INCOME FROM OPERATIONS | $ 46,229 | $ 42,454 | $ 50,412 |

**COMPARISON OF YEARS ENDED DECEMBER 31, 2005 AND 2004.**

REVENUES. Net revenues increased to $226.2 million in 2005 from $186.6 million in 2004, representing a 21.2% increase. Our revenues have increased primarily consequent to our increased workforce. Information technology offshoring is clearly becoming a mega trend with increasing numbers of global corporations aggressively outsourcing their crucial applications development or business processes to vendors with an offshore presence. Syntel too has benefited from this trend. At the beginning of 2004, the Company introduced the Client Partner Program, which enabled better relationships with key customers leading to growth in business. Further, during the year 2005, the Company has introduced Business Unit Heads which enables better relationship and leadership for each of its Business Units. Worldwide billable headcount, including personnel employed by Syntel India, Syntel Singapore, Syntel Europe, and Syntel Germany as of December 31, 2005, increased 41% to 4,465 employees as compared to 3,172 employees as of December 31, 2004. However, the growth in revenues was not commensurate with the growth in the billable headcount. This is primarily because a significant growth in the billable headcount was in India, where our recoveries per offshore billable resource is generally lower as compared to an on-site based resource. As of December 31, 2005, the Company had approximately 67% of its billable workforce in India as compared to 60% as of December 31, 2004.. The top five customers accounted for 45% of the total revenues in 2005, up from 40% of the total revenues in 2004. Moreover, the top 10 customers accounted for 65% of the revenues in 2005 as compared to 61% in 2004.

APPLICATIONS OUTSOURCING REVENUES. Applications Outsourcing revenues increased from $143.0 million, or 76% of total revenues in 2004, to $171.3 million, also 76% of total revenues in 2005. The $28.3 million increase is attributable principally to revenue from new engagements, contributing $64.3 million partially offset by a net decrease in existing projects in the amount of $6.0 million and by $30.0 million in lost revenues as a result of project completions.

APPLICATIONS OUTSOURCING COST OF REVENUES. Cost of revenues consists of costs directly associated with billable consultants worldwide, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder's fees, and trainee compensation. Applications Outsourcing cost of revenues increased to 57.7% of Applications Outsourcing revenues in 2005, from 56.2% in 2004. The 1.5% increase in cost of revenues as a percent of revenues was attributable primarily to increased compensation cost associated with a special dividend on restricted stock and a performance- based incentive program for delivery teams, during the three months ended March 31, 2005, contributing an increase of 0.1 %, the salary revision, effective April 1, 2005, in India, contributing an increase of 0.5 %, visa filing expenses, contributing an increase of 0.5 % and increase in offshore headcount, contributing an increase of 1.3 %. These increases were partially offset by a 0.4 % decrease due to write back of leave accruals, related to the change in leave policy in India and a 0.5 % decrease due to reversal of payroll tax provision.

E-BUSINESS REVENUES. e-Business revenues increased from $29.2 million in 2004, or 16% of total consolidated revenues, to $31.2 million in 2005, or 14% of total consolidated revenues. The $2.0 million increase is attributable principally to revenue from new engagements, contributing $10.0 million partially offset by a net decrease in existing projects in the amount of $1.3 million and by $6.7 million in lost revenues as a result of project completions.

E-BUSINESS COST OF REVENUES. Cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder's fees, and trainee compensation. e-Business cost of revenues increased to 69.0% of e-business revenues in 2005, from 61.4% in 2004, an increase of 7.6%. This increase was attributable primarily to compensation cost associated with a special dividend on restricted stock and a performance-based incentive program for delivery teams during the three months ended March 31, 2005 and the salary revision effective April 1, 2005 in India, partially offset by the write back of leave accruals related to the change in leave policy in India.

TEAMSOURCING REVENUES. TeamSourcing revenues increased from $12.5 million, or 7% of total consolidated revenues in 2004, to $16.9 million, also 7% of total consolidated revenues in 2005. The $4.4 million increase is attributable principally to revenue from new engagements and increased revenue of $4.3 million from the SkillBay web portal partially further increased by $1.6 million due to net increase in revenue from existing projects and partly offset by $1.5 million in lost revenues as a result of project completion and net reduction in revenues from exiting projects.

TEAMSOURCING COST OF REVENUES. TeamSourcing cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder's fees, and trainee compensation. TeamSourcing cost of revenues increased to 71.2% of TeamSourcing revenues in 2005, from 63.2% in 2004. The 8.0% increase in cost of revenues, as a percent of total TeamSourcing revenues, was attributable primarily to the higher cost TeamSourcing placements partially offset by net revenues from Skillbay web portal placements.

BPO REVENUES. The BPO segment started contributing revenues during 2004. Revenues from this segment were $6.7 million or 3% of total revenues for the year ended 2005 compared to $1.8 million or 1% of total revenues for the year ended 2004. Also, as of February 1, 2005, the Company signed a joint venture agreement with a large banking institution which helped it to ramp up its business in the BPO segment.

BPO COST OF REVENUES. The BPO segment cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, finder's fees, trainee compensation and travel. Cost of revenues for the year ended 2005 decreased to 37.8% of the segment's revenues from 53.3% for the year ended December 31, 2004. The 15.5% decrease in cost of revenues, as a percent of total BPO revenues, was attributable primarily to better utilization of resources.

As a result of the continued uncertainty and weakness in the global economic and political environment, companies continue to seek to outsource their IT spending offshore. However, the Company also sees clients' needs to reduce their costs and the increased competitive environment among IT companies. The Company expects these conditions to continue in the next few quarters. In response to the continued pricing pressures and increased competition for outsourcing clients, the Company continues to focus on expanding its service offerings into areas with higher and sustainable price margins, managing its cost structure, and anticipating and correcting for decreased demand and skill and pay level imbalances in its personnel. The Company's immediate measures include increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed sub-contractors or non-billable IT professionals.

**SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and** administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative, and corporate staff, as well as travel, telecommunications, business promotions, marketing and various facility costs for the Company's Global Development Centers and various offices.

Selling, general, and administrative costs for the year ended December 31, 2005 were $44.9 million or 19.9% of total revenues, compared to $37.0 million or 19.8% of total revenues for the year ended December 31, 2004.

Selling, general, and administrative costs for the year ended December 31, 2005 include a one-time special performance-based incentive program for sales teams of $0.4 million, compensation expense related to a special dividend of $1.50 per share on restricted stock held by employees of $0.1 million and expense related to allowance for doubtful accounts of $ 1.1 million.

After considering the impact of the above-mentioned items, the decrease in selling, general, and administrative expenses as a percentage of revenue is primarily due to increase in revenue during the year ended December 31, 2005 as against the year ended December 31, 2004, which resulted in an approximately 3.4 % decrease partially offset by an increase in: compensation costs of $0.1 million in the USA and India, travel expenses of 0.7 million, depreciation of $1.6 million and rent of $0.6 million towards the BPO offices at the Hiranandani, Mumbai and the Pune facilities in India, consulting charges of $0.3 million, legal expenses of $0.4 million, professional charges of $0.5 million, recruiting expenses of $0.3 million, provision for doubtful debts of $0.1 million, office expenses of $1.4 million, and telecommunication expenses of $0.3 million which resulted in an approximately 2.8 % increase.

**COMPARISON OF YEARS ENDED DECEMBER 31, 2004 AND 2003.**

REVENUES. Net revenues increased from $179.5 million in 2003 to $186.6 million in 2004, representing a 3.9% increase. During the first quarter of 2004 the Company entered into its first Business Process Outsourcing (BPO) agreement, which contributed $1.8 million revenue for the year 2004. Further, our revenues have increased primarily consequent to our increased workforce. Information technology offshoring is becoming a major trend with increasing numbers of Global Corporations aggressively outsourcing their crucial applications development or Business Processes to vendors with an offshore presence. Syntel, too, has benefited from this trend. At the beginning of 2004, the Company introduced the Client Partner Program, which enabled better relationships with key customers leading to growth in business. Worldwide billable headcount, including personnel employed by Syntel India, Syntel Singapore, Syntel Europe, and Syntel Germany as of December 31, 2004 increased 19% to 3,172 employees as compared to 2,664 employees as of December 31, 2003. However, the growth in revenues was not commensurate with the growth in the billable headcount. This is primarily because a significant growth in the billable headcount was in India, where our recoveries per offshore billable resource is generally lower as compared to an on-site based resource. As of December 31, 2004, the Company had approximately 60% of its billable workforce in India as compared to 52% as of December 31, 2003. The Company also decreased its dependence on its larger customers. The top five customers accounted for 40% of the total revenues in 2004, down from 42% of the total revenues in 2003. Moreover, the top ten customers accounted for 61% of the revenues in 2004 as compared to 64% in 2003.

APPLICATIONS OUTSOURCING REVENUES. Applications Outsourcing revenues increased from $136.4 million, or 76% of total revenues in 2003, to $143.0 million, also 76% of total revenues in 2004. The $6.6 million increase is attributable principally to revenue from new engagements, contributing $45.9 million partially offset by a net decrease in existing projects in the amount of $15.6 million and by $23.7 million in lost revenues as a result of project completions.

APPLICATIONS OUTSOURCING COST OF REVENUES. Cost of revenues consists of costs directly associated with billable consultants worldwide, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder's fees, and trainee compensation. Applications Outsourcing cost of revenues increased to 56.2% of Applications Outsourcing revenues in 2004, from 54.3% in 2003. The 1.9% increase in cost of revenues as a percent of revenues was attributable primarily to the aggressive offshore hiring during 2004, which impacted costs, but did not necessarily add to revenues as a significant number of these hires went into training.

E-BUSINESS REVENUES. e-Business revenues decreased from $33.8 million in 2003, or 19% of total consolidated revenues, to $29.2 million in 2004, or 16% of total consolidated revenues. The $4.6 million decrease was attributable principally to lost revenues as a result of project completion and net reduction in revenues from existing projects contributing approximately $12.2 million, partially offset by approximately $5.9 million in revenue from new engagements and a nonrecurring $1.7 million reduction in revenue in 2003 resulting from a regular warrant granted to a significant customer as a sales incentive.

E-BUSINESS COST OF REVENUES. Cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder's fees, and trainee compensation. e-Business cost of revenues increased to 61.4% of e-business revenues in 2004, from 57.4% in 2003, an increase of 4.0%. This increase was attributable primarily to the aggressive hiring which impacted costs, but did not necessarily add to revenues as a significant number of these hires were still in training.

TEAMSOURCING REVENUES. TeamSourcing revenues increased from $9.3 million, or 5% of total consolidated revenues in 2003, to $12.5 million, or 7% of total consolidated revenues in 2004. The $3.2 million increase is attributable principally to revenue from new engagements and increased revenue of $4.7 million from the SkillBay web portal partially offset by $1.5 million in lost revenues as a result of project completion and net reduction in revenues from exiting projects.

TEAMSOURCING COST OF REVENUES. TeamSourcing cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder's fees, and trainee compensation. TeamSourcing cost of revenues decreased to 63.2% of TeamSourcing revenues in 2004, from 87.8% in 2003. The 24.6% decrease in cost of revenues, as a percent of total TeamSourcing revenues was attributable primarily to the higher margin TeamSourcing placements and net revenues from SkillBay web portal placements during 2004.

BPO REVENUES. The BPO segment started contributing revenues during 2004. Revenues from this segment were $1.8 million or 1% of total revenues for the year ended 2004.

BPO COST OF REVENUES. The BPO segment cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, finder's fees, trainee compensation, travel, consumables as well as dedicated connectivity charges. The BPO segment cost of revenues was 53.3% of the segment's revenues for the year ended December 31, 2004.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative, and corporate staff, as well as travel, telecommunications, business promotions, marketing and various facility costs for the Company's Global Development Centers and various offices.

Selling, general, and administrative costs for the year ended December 31, 2004 were $37.0 million or 19.8% of total revenues, compared to $28.3 million or 15.8% of total revenues for the year ended December 31, 2003.

Selling, general, and administrative costs for the year ended December 31, 2003 includes net reversals of $0.5 million primarily on account of successful recovery of receivables previously provided for as allowance for doubtful accounts, a $2.0 million revision of the estimated reserve for litigation and legal fees due to settlements and other changes in estimates of underlying legal costs, a $0.7 million reduction in office related expenses due to the settlement of vendor disputes, and a downward revision of the 2002 estimates of bonus compensation of $0.8 million.

After considering the impact of the above-mentioned items, the selling, general, and administrative expenses are at 19.8% and 18.0% of total revenues, for the years ended December 31, 2004 and 2003, respectively. The 1.8 percentage point increase in selling, general, and administrative expenses as a percentage of revenue is primarily due to net increases in costs related to depreciation of $1.0 million, communication expenses of $0.9 million, compensation and hiring related expense in US and India of $0.6 million, travel expenses of $0.4 million, marketing expenses of $0.3 million and corporate expenses of $1.5 million, which resulted in an approximately 2.6 percentage point increase, partially offset by increases in revenue during the twelve months ended December 31, 2004 as against the twelve months ended December 31, 2003, which resulted in an approximately 0.8 percentage point decrease.

## QUARTERLY RESULTS OF OPERATIONS

**Note 19 of the consolidated financial statements appearing elsewhere in**
this document sets forth certain unaudited quarterly income statement data for each of the eight quarters beginning January 1, 2004 and ended December 31, 2005. In the opinion of management, this information has been presented on the same basis as the Company's Financial Statements appearing elsewhere in this document and all necessary adjustments (consisting only of normal recurring adjustments) have been included in order to present fairly the unaudited quarterly results. The results of operations for any quarter are not necessarily indicative of the results for any future period.

The Company's quarterly revenues and results of operations have not fluctuated significantly from quarter to quarter in the past but could fluctuate in the future. Factors that could cause such fluctuations include: the timing, number and scope of customer engagements commenced and completed during the quarter; fluctuation in the revenue mix by segments; progress on fixed-price engagements; acquisitions; timing and cost associated with expansion of the Company's facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring and training, attrition and utilization rates; the mix of services performed on-site, off-site and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for Applications Outsourcing engagements; customers' budget cycles and investment time for training.

## LIQUIDITY AND CAPITAL RESOURCES

The Company generally has financed its working capital needs through operations. Both the Mumbai and Chennai expansion programs, as well as the 1999 acquisitions of Metier, Inc. and IMG, Inc. were financed from internally generated funds. Additionally, construction of the Technology Campus in Pune, India is being financed through internally generated funds.

The Company's cash and cash equivalents consist primarily of certificates of deposit, corporate bonds and treasury notes. A part of such amounts are held by JP Morgan Chase Bank NA for which a triple A rated letter of credit has been provided. Remaining amounts are held by various banking institutions including India-based banks.

Net cash provided by operating activities was $36.4 million, $48.5 million and $44.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. The number of days sales outstanding in accounts receivable was approximately 52 days, 61 days and 60 days as of December 31, 2005, 2004 and 2003, respectively.

Net cash provided by investing activities was $21.6 million for the year ended December 31, 2005. During 2005, the Company invested $27.9 million to purchase short-term investments and $16.4 million for capital expenditures, consisting principally of PCs, communications equipment and infrastructure and facilities. This was partially offset by proceeds from sale of or maturities of short-term investments of $65.9 million.

Net cash used in investing activities was $33.1 million for the year ended December 31, 2004. During 2004, the Company invested $94.3 million to purchase short-term investments and $12.0 million for capital expenditures, consisting principally of PCs, communications equipment and infrastructure and facilities. This was partially offset by proceeds from sale or maturities of short-term investments of $73.2 million.

Net cash used in investing activities was $20.2 million for the year ended December 31, 2003. During 2003, the Company invested $52.3 million to purchase short-term investments and $4.2 million for capital expenditures, consisting principally of PCs, communications equipment and infrastructure and facilities. This was partially offset by proceeds from sale or maturities of short-term investments of $36.3 million.

Net cash used in financing activities in 2005 was $68.1 million, due principally to the dividend distribution of $70.9 million and the repurchase of 35,000 shares of Common Stock for $0.7 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $3.4 million

Net cash used in financing activities in 2004 was $8.0 million, due principally to the dividend distribution of $9.7 million and the repurchase of 100,000 shares of Common Stock for $1.4 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $3.1 million.

Net cash used in financing activities in 2003 was $45.9 million, due principally to the dividend distribution of $52.3 million and the repurchase of 10,000 shares of Common Stock for $0.1 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $6.5 million.

The Company has a line of credit with JP Morgan Chase Bank NA, which provides for borrowings up to $15.0 million ($20.0 million at December 31, 2004). The line of credit has been renewed and amended and now expires on August 31, 2006. The line of credit has a sub-limit of $5.0 million for letters of credit, which bear a fee of 1% per annum of the face value of each standby letter of credit issued. Borrowing under the line of credit bears interest at
(i) a formula approximating the Eurodollar rate plus the applicable margin of 1.25%, (ii) the bank's prime rate minus 1.0% or (iii) negotiated rate plus 1.25%. There were no outstanding borrowings at December 31, 2005 and 2004.

The Company believes that the combination of present cash balances and future operating cash flows will be sufficient to meet the Company's currently anticipated cash requirements for at least the next 12 months.

The following table sets forth the Company's known contractual obligations as of December 31, 2005:

($ '000)

| | PAYMENTS DUE BY PERIOD | | | | |
|---|---|---|---|---|---|
| CONTRACTUAL OBLIGATION | TOTAL | LESS THAN 1 YEAR | 1-3 YEARS | 3-5 YEARS | MORE THAN 5 YEARS |
| Long-Term Debt | -- | -- | -- | -- | -- |
| Capital Lease Obligations | -- | -- | -- | -- | -- |
| Operating Leases | 9,988 | 2,667 | 4,034 | 3,174 | 113 |
| Purchase Obligations | 2,886 | 2,886 | -- | -- | -- |
| Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP | -- | -- | -- | -- | -- |
| Total | 12,874 | 5,553 | 4,034 | 3,174 | 113 |

Certain agreements for lease and purchase obligations included above are cancelable with a specified notice period or penalty, however all contracts are reflected in the table above as if they will be performed for the full term of the agreement.

**INCOME TAX MATTERS**

Syntel's software development centers/units are located in Mumbai, Chennai and Pune. Units in Mumbai are located in a Special Economic Zone (SEZ), the unit at Chennai is 100% Export Oriented Unit (EOU) and units at Pune are registered with Software Technologies Park of India (STPI). Under the Indian Income Tax Act, 1961 (the "Act"), 100% EOUs at Chennai, units registered with STPI at Pune and certain units located in SEZ are eligible for an exemption from payment of corporate income taxes for up to 10 years of operations on the profits generated from these undertakings or March 31, 2009, whichever is earlier. Certain units located in SEZ are eligible for 100% exemption from payment of corporate taxes for the first 5 years of operation and a 50% exemption for the next 5 years.

Effective April 1, 2003 one of the Company's Software Development Units has ceased to enjoy the above-mentioned tax exemption. Another development unit ceased to enjoy the tax exemption on April 1, 2005. Provision for Indian Income Tax is made only in respect of business profits generated from these software development units, to the extent they are not covered by the above exemptions and on income from investments and interest income.

The benefit of tax Holiday granted by the Indian authorities was $11 million, $7.6 million and $9.1 million for the years 2005, 2004 and 2003, respectively.

The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million during 2005 out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the U.S. in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including U.S. Federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws, during the fourth quarter of 2005. Proceeds from these extra ordinary dividends are required to be invested in the United States for specific purposes permitted under Act pursuant to an approved written domestic reinvestment plan. As of December 31, 2005, the Company has invested approximately $42.5 million towards permitted investments under the Act against this extra ordinary dividend pursuant to an approved Domestic reinvestment plan.

The Company intends to use remaining accumulated and future earnings of foreign subsidiaries to expand operations outside the United States and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the United States and no provision for U. S. federal and state income tax or applicable dividend distribution tax has been provided thereon. If the company determines to repatriate all undistributed repatriable earnings of foreign subsidiaries as of December 31, 2005, the company would have accrued taxes of approximately $34.1 million.

The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The provision no longer required for any particular tax year, is credited to the current period's income tax expenses. Conversely, in the event of a future tax examination, if the Company does not prevail on certain tax positions taken in filed returns, the tax expense related thereto will be recognized in the period in which examiners position is determined to be final.

During the year ended December 31, 2005, 2004 and 2003, the effective income tax rate was 40.2%, 11.4% and 24.7%, respectively. The tax rate for the year ended December 31, 2005 is impacted by reversal of tax reserve of $2.6 million, provision for valuation allowance of $1.7 million and the tax related to the repatriation of $12.3 million. Without the above, the effective tax rate for the year ended December 31, 2005 would have been 17.8%. During year ended December 31, 2004 the tax rate was impacted by reversal of tax reserve of $1.7 million, tax credit of $0.5 million in Syntel India and the research and development tax credit of $0.5 million in Syntel Inc. Without the above, the effective income tax rate during the year ended December 31, 2004 would have been 17.3%. During year ended December 31, 2003, the tax rate was impacted by provision of tax reserve of $3.1 million. Without the above, the effective income tax rate during the year ended December 31, 2003 would have been 19%. The tax rate continues to be positively impacted by the combined effects of offshore transition and reduced onsite profitability.

Syntel India has not provided for disputed Indian income tax liabilities amounting to $2.51 million for the financial years 1995-96 to 2001-02. Syntel India has obtained an opinion from one independent legal counsel (a former Chief Justice of the Supreme Court of India) for the financial year 1998-99 and opinions from another independent legal counsel (also a former Chief Justice of the Supreme Court of India) for the financial years 1995-96, 1996-97, 1997-98, 1999-2000 and 2000-01 and for subsequent periods to date, which support Syntel India's position in this matter.

Syntel India had filed an appeal with the Commissioner of Income Tax (Appeals) for the financial year 1998-99 and received a favorable decision. A similar appeal filed by Syntel India with the Commissioner of Income Tax (Appeals) for the financial year 1999-2000 was however dismissed in March 2004. Syntel India has appealed this decision with the Income Tax Appellate Tribunal. Syntel India has since also received orders for appeals filed with the Commissioner of Income Tax (Appeals) against the demands raised in March 2004 by the Income Tax Officer for similar matters relating to the financial years 1995-96, 1996-97, 1997-98 and 2000-01 and received a favorable decision for 1995-96 and the contention of Syntel India was partially upheld for the other three years. Syntel India has gone into further appeal with the Income Tax Appellate Tribunal for the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income Tax Department has appealed the favorable decisions for 1995-96 and 1998-99 and the partially favorable decisions for the other years with the Income Tax Appellate Tribunal.

Syntel India has also not provided for other disputed Indian income tax liabilities aggregating to $4.40 million against which Syntel India has filed or is in the process of filing appeals with the Commissioner of Income Tax (Appeals). Syntel India has obtained opinions from independent legal counsels, which support Syntel India's position in this matter.

Further, Syntel India has not provided for disputed income tax liabilities aggregating to $0.10 million, for which Syntel India has filed or is in the process of filing appeals or petitions.

All the above tax exposures involve complex issues and may need an extended period to resolve the issues with the Indian income tax authorities. Management, after consultation with legal counsel, believes that the resolution of the above matters will not have a material adverse effect on the Company's financial position.

**TAX CREDIT**

During the year ended December 31, 2004, the provision for income tax was reduced by research and development tax credits claimed. The tax credits relate to increased qualified expenditures for software development. The Company completed a review of such qualified expenditures and filed refund claims for the tax years ended December 31, 1999, 2000, nd 2002. The appropriate tax benefit for these years has been recorded currently in conjunction with the completion of the review. This credit had a positive impact of $0.5 million on taxes.

In addition, during the year ended December 31, 2004, Syntel India has accounted for a credit of approximately $0.5 million in respect of US branch profit taxes related to prior periods up to June 30, 2004 and also reclassified in the balance sheet $1.0 million from Income taxes payable to deferred tax liability.

**RECENT ACCOUNTING PRONOUNCEMENTS**

During December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment" (SFAS 123R),which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and other transactions under Company stock plans. The Company grants options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. The Company is required to adopt SFAS 123R by the first quarter of fiscal 2006. The Company will use the modified prospective application transition method and estimates that the adoption of SFAS No. 123R for share-based awards issued to employees will not have a significant impact on its statement of consolidated income or financial position for 2006. This estimate is based upon various assumptions, including an estimate of the number of share-based awards that will be granted, cancelled or expired during 2006, as well as the Company's future stock prices. These assumptions are highly subjective and changes in these assumptions could significantly affect the Company's estimate.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), which replaces APB Opinion No. 120, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 changes the requirements for accounting and reporting a change in accounting principle, and applies to all voluntary changes in accounting principles, as well as changes required by an accounting pronouncement in the unusual instance it does not include specific transition provisions. Specifically, SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the effects of the change, the new accounting principle must be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment must be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of the change, the new principle must be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 does not change the transition provisions of any existing pronouncements. The Company has evaluated the impact of SFAS No. 154 and does not expect the adoption of this statement to have a significant impact on its consolidated statement of income or financial condition. The Company will apply SFAS No. 154 in future periods, when applicable.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to the impact of interest rate changes and foreign currency fluctuations.

## INTEREST RATE RISK

The Company considers investments purchased with an original or remaining maturity of less than three months at date of purchase to be cash equivalents. The following table summarizes our cash and cash equivalents and investments in marketable securities (in thousands):

| ASSETS | DECEMBER 31, 2005 | DECEMBER 31, 2004 |
|---|---|---|
| Cash and cash equivalents | $ 99,390 | $109,142 |
| Short term Investments | 21,083 | 58,899 |
| Total | $120,473 | $168,041 |

The Company's exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. The Company does not use derivative financial instruments in its investment portfolio. The Company's investments are in high-quality Indian Mutual Funds and, by policy, limit the amount of credit exposure to any one issuer. At any time, changes in interest rates could have a material impact on interest earnings for our investment portfolio. The Company protects and preserves our invested funds by limiting default, market and reinvestment risk. Investments in interest earning instruments carry a degree of interest rate risk. Floating rate securities may produce less income than expected if there is a decline in interest rates. Due in part to these factors, the Company's future investment income may fall short of expectations, or the Company may suffer a loss in principal if the Company is forced to sell securities, which have declined in market value de to changes in interest rates as stated above.

## FOREIGN CURRENCY RISK

The Company's sales are primarily sourced in the United States and its subsidiary in the United Kingdom and are mostly denominated in U.S. dollars or UK pounds, respectively. Its foreign subsidiaries incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency. The Company's business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely impacted by changes in these or other factors. The risk is partially mitigated as the Company has sufficient resources in the respective local currencies to meet immediate requirements. The Company is also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations.

During 2005, the Indian rupee has depreciated by 1.7% as compared to 2004, which has marginally increased the Company's gross margin by 0.08%. For the year ended December 31, 2005, the Indian rupee denominated cost of revenues and selling, general and administrative cost were 30% and 30%, respectively, which did not have a significant impact.

Although the Company cannot predict future movement in interest rates or fluctuations in foreign currency rates, the Company does not currently anticipate that interest rate risk or foreign currency risk will have a significant impact.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements filed herewith are set forth on the Index to Financial Statements on page F-1 of the separate financial section which follows page 63 of this Report and are incorporated herein by reference.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### DISCLOSURE CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Report as well as mirror certifications from senior Management, the Company's Chairman, President and Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 (the Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and are operating in an effective manner. There have been no changes in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the last quarter that materially affected, or are reasonably likely to materially affect, the

Company's internal control over financial reporting.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS. Disclosure Controls are procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's (the SEC) rules and forms. Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures designed to provide reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS. The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with its policies or procedures.

SCOPE OF THE CONTROLS EVALUATION. In the course of the Controls Evaluation, we sought to identify data errors, control problems or acts of fraud and confirm that appropriate corrective actions, including process improvements, were being undertaken. Our Internal Controls are also evaluated on an ongoing basis by our Internal Audit Department and by other personnel in our organization. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and our Internal Controls, and to modify them as necessary; our intent is to maintain the Disclosure Controls and the Internal Controls as dynamic systems that change as conditions warrant.

Among other matters, we sought in our evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the company's Internal Controls, and whether the company had identified any acts of fraud involving personnel with a significant role in the company's Internal Controls. This information was important both for the Controls Evaluation generally, and because the Rule 13a-14 Certifications of the CEO and CFO require that the CEO and CFO disclose that information to our Board's Audit Committee and our independent auditors. We also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, we considered what revision, improvement and/or correction to make in accordance with our ongoing procedures.

CONCLUSIONS. Based upon the Controls Evaluation, our CEO and CFO have concluded that as of December 31, 2005, our disclosure controls and procedures are effective to ensure that material information relating to Syntel and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during th[illegible]d when our periodic reports are being prepared, and that our Internal Controls are effective to provide reasonable assurance that our [illegible] statements are fairly presented in conformity with generally accepted accounting principles.

**MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005 and meets the criteria of the Internal Control-Integrated Framework.

Crowe Chizek and Company LLC, an independent registered public accounting firm, has audited the consolidated financial statements of Syntel, Inc. and its subsidiaries as of December 31, 2005 and for the year then ended included in this Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein, (1) on our management's assessment of the effectiveness of our internal controls over financial reporting and (2) on the effectiveness of our internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. From the date of the Controls Evaluation to the date of this Report, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls.

**ITEM 9B. OTHER INFORMATION**

None

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information set forth in the sections entitled "Proposal 1. Election of Directors" and "Additional information - Compliance with Section 16 (a) of The Exchange Act" in the Registrant's Proxy Statement for the Annual Shareholders' Meeting to be held on or about June 1, 2006 (the "Proxy Statement") is incorporated herein by reference. The information set forth in the section entitled "Executive Officers of the Registrant" in Item 1 of this report is incorporated herein by reference.

The Company has adopted a Code of Ethical Conduct applicable to all of the Company's employees, executive officers and directors. The Code of Ethical Conduct, as currently in effect (together with any amendments that may be adopted from time to time), is posted in the "Investors - Corporate Governance" section of the Company's website at www.syntelinc.com. Amendments to, and any waiver from, any provision of the Code of Ethical Conduct that requires disclosure under applicable SEC rules will be posted on the website at the address specified above.

### ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the sections entitled "Executive Compensation" and "Proposal 1. Election of Directors - Compensation of Directors" in the Registrant's Proxy Statement is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the captions "Equity Compensation Plan Information" in Item 5 of this report is incorporated herein by reference. The information set forth under the captions "Principal Shareholders" and "Security Ownership of Management" in the section entitled "Additional Information" in the Registrant's Proxy Statement is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Crowe Chizek and Company LLC served as the Company's independent auditors for the financial statements prepared for the years ended December 31, 2005 and 2004, and for the quarter ended September 30, 2004. Ernst & Young LLP served as the Company's independent auditors for the year ended December 31, 2003, for all quarters in 2003 and for the quarters ended March 31, 2004 and June 30, 2004. The following table lists the aggregate fees for professional services rendered by Crowe Chizek and Company LLC and Ernst & Young LLP for all "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees" which pertain to the last two years.

| | FISCAL YEAR ENDED | |
|---|---|---|
| | DECEMBER 31, 2005 | DECEMBER 31, 2004 |
| Audit Fees | $306,250 | $342,100 |
| Audit - Related Fees | $ 8,500 | $ 7,500 |
| Tax Fees | $ 7,500 | $ 64,667 |
| All Other Fees | $ 23,245 | $ 14,085 |

Audit Fees represent fees for professional services rendered for the audit of the consolidated financial statements of the Company and assistance with review of documents filed with the SEC and the audit of management's assessment of the effectiveness of internal control over financial reporting. Audit-Related Fees represent professional fees in connection with the statutory audit services relative to Syntel India and Syntel Germany and the 401K plan for Syntel Inc. Tax Fees represent fees for the services related to tax compliance, tax advice and tax planning. All Other Fees represent consultation on matters related to transfer pricing, dividend and other advisory services.

## AUDIT COMMITTEE AUTHORIZATION OF AUDIT AND NON-AUDIT SERVICES

The Audit Committee has the sole authority to authorize all audit and non-audit services to be provided by the independent audit firm engaged to conduct the annual statutory audit of the Company's consolidated financial statements. In addition, the Audit Committee has adopted pre-approval policies and procedures that are detailed as to each particular service to be provided by the independent auditors, and such policies and procedures do not permit the Audit Committee to delegate its responsibilities under the Securities Exchange Act of 1934, as amended, to management. The Audit Committee pre-approved fees for all audit and non-audit services provided by the independent audit firm during the fiscal year ended December 31, 2005 as required by the Sarbanes-Oxley Act of 2002.

The Audit Committee has considered whether the provision of the non-audit services is compatible with maintaining the independent auditor's independence, and has advised the Company that, in its opinion, the activities performed by Crowe Chizek and Company LLC on the Company's behalf are compatible with maintaining the independence of such auditors.

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The financial statements and supplementary financial information filed herewith are set forth on the Index to Financial Statements on page F-1 of the separate financial section which follows page 63 of this Report, which is incorporated herein by reference.

(a)(2) The consolidated financial statement schedules of the Company and its subsidiaries have been omitted because they are not required, are not applicable, or are adequately explained in the financial statements included in Part II, Item 8 of this report.

(a)(3) The following exhibits are filed as part of this Report. Those exhibits with an asterisk(*) designate the Registrant's management contracts or compensation plans or arrangements for its executive officers.

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation of the Registrant filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, and incorporated herein by reference. |
| 3.2 | Bylaws of the Registrant filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, and incorporated herein by reference. |
| 10.1 | Line of Credit Agreement, dated August 31, 2002, between the Registrant and Bank One, Michigan filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference. |
| 10.2 | Lease, dated October 24, 2001, between Big Beaver / Kilmer Associates L.L.C. and the Registrant filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference. |
| 10.3 | Indentures of Lease entered into between the President of India and Syntel Limited (formerly known as Syntel Software Pvt. Ltd.) on various dates in 1992 and 1993 for the Mumbai Global Development Center and filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference. |
| 10.4 | Rental Agreement, dated February 24, 1997, between Syntel Limited (formerly known as Syntel Software Pvt. Ltd.) and the Landlords for the Chennai Global Development Center, filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated |

June 6, 1997, and incorporated herein by reference.

| | |
|---|---|
| 10.5* | 1997 Stock Option and Incentive Plan, (Amended and Restated) filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference. |
| 10.6* | Employee Stock Purchase Plan, filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference. |
| 10.7* | Form of Stock Option Agreement, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated June 2, 2005, and incorporated herein by reference. |
| 10.8* | Incentive Restricted Stock Grant Agreement (Amended and Restated), filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, and incorporated herein by reference. |
| 10.9* | Restricted Stock Grant Agreement for Non-Employee Directors. |
| 10.10 | Amendment to Credit Agreement dated August 25, 2003, between the Registrant and Bank One, NA filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference. |
| 10.11 | Amendment to Credit Agreement dated August 19, 2004, between the Registrant and Bank One, NA filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |
| 10.12 | Amendment to Credit Agreement dated August 23, 2005, between the Registrant and JPMorgan Chase Bank, N.A., successor in interest to Bank One, NA. |
| 10.13 | Leave and License Agreement, dated June 11, 2004, between Lake View Developers and Syntel Sourcing Pvt. Ltd. filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |
| 10.14 | Lease Deed, dated September 23, 2004 between Arihant Foundation and Housing Ltd. and Syntel Limited filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |
| 10.15 | Lease Deed, dated October 6, 2004, between Arihant Foundation and Housing Ltd. and Syntel Limited filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |

| | |
|---|---|
| 14 | Code of Ethical Conduct filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |
| 21 | Subsidiaries of the Registrant. |
| 23 | Consent of Independent Registered Public Accounting firm. |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32 | Section 1350 Certification of Chief Executive Officer and Chief Financial Officer |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**SYNTEL, INC.**

By: */S/ Bharat Desai*

*Bharat Desai, Chairman, President and Chief Executive Officer*

*Dated: March 14, 2006*

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /S/ Bharat Desai<br>Bharat Desai | Chairman, President and Chief Executive Officer (Principal Executive Officer) | March 14, 2006 |
| /S/ Revathy Ashok<br>Revathy Ashok | Chief Financial Officer (Principal Financial and Accounting Officer) | March 14, 2006 |
| /S/ Neerja Sethi<br>Neerja Sethi | Director and Vice President, Corporate Affairs | March 14, 2006 |
| /S/ Paritosh K. Choksi<br>Paritosh K. Choksi | Director | March 14, 2006 |
| /S/ George R. Mrkonic<br>George R. Mrkonic | Director | March 14, 2006 |
| /S/ Vasant Raval<br>Vasant Raval | Director | March 14, 2006 |

## CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Syntel, Inc.
Troy, Michigan

We have audited the accompanying consolidated balance sheets of Syntel, Inc. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syntel, Inc. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Syntel, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2006 expressed an unqualified opinion thereon.

*Fort Wayne, Indiana*
*March 8, 2006*

*/s/ Crowe Chizek and Company LLC*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Syntel, Inc.
Troy, Michigan

We have audited management's assessment, included within item 9A as Management's Report on Internal Control Over Financial Reporting, that Syntel, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Syntel, Inc's. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Syntel, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Syntel,

Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syntel, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2005, and our report dated March 8, 2006 expressed an unqualified opinion on those consolidated financial statements.

*Fort Wayne, Indiana*
*March 8, 2006*

*/s/ Crowe Chizek and Company LLC*

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors and Shareholders of Syntel, Inc.

We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Syntel, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, Syntel,Inc.'s consolidated results of operations and cash flows for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

*Detroit, Michigan*
*February 20, 2004*

*/s/ Ernst & Young LLP*

**SYNTEL, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
(IN THOUSANDS, EXCEPT SHARE DATA)

| | DECEMBER 31, 2005 | DECEMBER 31, 2004 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 99,390 | $109,142 |
| Short term investments | 21,083 | 58,899 |
| Accounts receivable, net of allowance for doubtful accounts of $2,575 and $1,213 at December 31, 2005 and December 31, 2004, respectively | 27,907 | 28,790 |
| Revenue earned in excess of billings | 8,366 | 4,390 |
| Deferred income taxes and other current assets | 10,003 | 5,891 |
| Total current assets | 166,749 | 207,112 |
| Property and equipment | 54,690 | 37,754 |
| Less accumulated depreciation and amortization | 25,504 | 21,290 |
| Property and equipment, net | 29,186 | 16,464 |
| Goodwill | 906 | 906 |
| Deferred income taxes and other non current assets | 1,320 | 2,486 |
| TOTAL ASSETS | $198,161 | $226,968 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| LIABILITIES | | |
| Current liabilities: | | |
| Accounts payable | $ 6,890 | $ 2,394 |
| Accrued payroll and related costs | 15,906 | 13,963 |
| Income taxes payable | 9,809 | 6,290 |
| Accrued liabilities | 7,446 | 6,015 |
| Deferred revenue | 3,356 | 5,231 |
| Dividends payable | 2,476 | 2,433 |
| Total current liabilities | 45,883 | 36,326 |
| SHAREHOLDERS' EQUITY | | |
| Common Stock, no par value per share, 100,000,000 shares authorized; 40,679,481 and 40,256,825 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively | 1 | 1 |
| Additional paid-in capital | 60,460 | 57,185 |
| Restricted stock 268,630 and 296,900 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively | 1,942 | 828 |
| Accumulated other comprehensive income | 853 | 3,466 |
| Retained earnings | 89,022 | 129,162 |
| Total shareholders' equity | 152,278 | 190,642 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $198,161 | $226,968 |

The accompanying notes are an integral part of the consolidated financial statements.

SYNTEL, INC. AND SUBSIDIARIES
**CONSOLIDATED STATEMENTS OF INCOME**
(IN THOUSANDS, EXCEPT PER SHARE DATA)

| | YEAR ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net revenues | $226,189 | $186,573 | $179,507 |
| Cost of revenues | 135,043 | 107,120 | 101,699 |
| Gross profit | 91,146 | 79,453 | 77,808 |
| Selling, general and administrative expenses | 44,917 | 36,999 | 28,278 |
| Reduction in reserve requirements applicable to Metier transaction | -- | -- | (882) |
| Income from operations | 46,229 | 42,454 | 50,412 |
| Other income, principally interest | 4,592 | 3,773 | 3,168 |
| Income before income taxes | 50,821 | 46,227 | 53,580 |
| Provision for income taxes | 20,500 | 5,253 | 13,242 |
| Income before loss from equity investments | 30,321 | 40,974 | 40,338 |
| Loss from equity investment | -- | -- | 34 |
| Net income | $ 30,321 | $ 40,974 | $ 40,304 |
| DIVIDENDS PER SHARE | $ 1.74 | $ 0.24 | $ 1.37 |
| EARNINGS PER SHARE: | | | |
| Basic | $ 0.75 | $ 1.02 | $ 1.02 |
| Diluted | $ 0.75 | $ 1.01 | $ 0.99 |
| Weighted average common shares outstanding: | | | |
| Basic | 40,528 | 40,216 | 39,609 |
| Diluted | 40,651 | 40,469 | 40,797 |

The accompanying notes are an integral part of the consolidated financial statements.

**SYNTEL, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
(IN THOUSANDS, EXCEPT PER SHARE DATA)

| | COMMON STOCK | | RESTRICTED STOCK | | | | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | | |
|---|---|---|---|---|---|---|---|---|---|
| | SHARES | AMOUNT | SHARES | AMOUNT | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | UNREALIZED GAIN | FOREIGN CURRENCY TRANSLATION | TOTAL SHAREHOLDERS' EQUITY |
| BALANCE, JANUARY 1, 2003 | 39,068 | $1 | -- | $ -- | $43,184 | $112,175 | $ 677 | $(1,193) | $154,844 |
| Net income | | | | | | 40,304 | | | 40,304 |
| Unrealized gain on investments, net of tax | | | | | | | 136 | | 136 |
| Translation adjustments | | | | | | | | 1,899 | 1,899 |
| Total comprehensive income | | | | | | 40,304 | 136 | 1,899 | 42,339 |
| Common stock repurchases | (10) | | | | (160) | | | | (160) |
| Employee stock purchase plan | 61 | | | | 696 | | | | 696 |
| Exercised stock options | 687 | | | | 5,842 | | | | 5,842 |
| Tax benefit on stock options exercised | | | | | 2,699 | | | | 2,699 |
| Warrants issued as sales incentive converted into common stock | 210 | | | | 1,777 | | | | 1,777 |
| Dividends, $1.37 per share | | | | | | (54,661) | | | (54,661) |
| Other | | | | | | 30 | | | 30 |
| BALANCE, DECEMBER 31, 2003 | 40,016 | 1 | -- | -- | 54,038 | 97,848 | 813 | 706 | 153,406 |
| Net income | | | | | | 40,974 | | | 40,974 |
| Unrealized (loss) on investments, net of tax | | | | | | | (267) | | (267) |
| Translation adjustments | | | | | | | | 2,214 | 2,214 |
| Total comprehensive income | | | | | | 40,974 | (267) | 2,214 | 42,921 |
| Common stock repurchases | (100) | | | | (1,479) | | | | (1,479) |
| Employee stock purchase plan | 73 | | | | 1,021 | | | | 1,021 |
| Exercised stock options | 265 | | | | 2,118 | | | | 2,118 |
| Tax benefit on stock options exercised | | | | | 1,410 | | | | 1,410 |
| Restricted Stock | | | 319 | 5,838 | | | | | 5,838 |
| Forfeiture of restricted stock | | | (22) | (410) | | | | | (410) |
| Unearned compensation related to restricted stock | | | | (4,600) | | | | | (4,600) |
| Warrants issued as sales incentive converted into common stock | 3 | | | | 77 | | | | 77 |
| Dividends, $0.24 per share | | | | | | (9,660) | | | (9,660) |
| BALANCE, DECEMBER 31, 2004 | 40,257 | 1 | 297 | 828 | 57,185 | 129,162 | 546 | 2,920 | 190,642 |
| Net income | | | | | | 30,321 | | | 30,321 |
| Unrealized gain on investments, net of tax | | | | | | | (70) | | (70) |
| Translation adjustments | | | | | | | | (2,543) | (2,543) |
| Total comprehensive income | | | | | | 30,321 | (70) | (2,543) | 27,708 |
| Common stock repurchases | (35) | | | | (676) | | | | (676) |
| Employee stock purchase plan | 63 | | | | 945 | | | | 945 |
| Exercised stock options | 362 | | | | 2,472 | | | | 2,472 |
| Tax benefit on stock options exercised | | | | | 534 | | | | 534 |
| Restricted Stock | 32 | | 55 | 891 | | | | | 891 |
| Forfeiture of restricted stock | | | (84) | (1,208) | | | | | (1,208) |
| Unearned compensation related to restricted stock | | | | 1,431 | | | | | 1,431 |
| Dividends, $1.74 per share | | | | | | (70,461) | | | (70,461) |
| BALANCE, DECEMBER 31,2005 | 40,679 | $1 | 268 | $ 1,942 | $60,460 | $ 89,022 | $ 476 | $ 377 | $152,278 |

ıe accompanying notes are an integral part of the consolidated financial statements.

**SYNTEL, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
(IN THOUSANDS)

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| *CASH FLOWS FROM OPERATING ACTIVITIES:* | | | |
| Net income | $ 30,321 | $ 40,974 | $ 40,304 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation and amortization | 4,852 | 3,024 | 2,522 |
| Bad debt provisions / (credits) | 1,564 | 400 | (493) |
| Reduction in reserve requirements applicable to the Metier transaction | -- | -- | (882) |
| Realized gains on sales of short term investments | (1,383) | (2,049) | (1,015) |
| Deferred income taxes | 890 | 1,101 | 3,940 |
| Stock warrants sales incentive | -- | 77 | 1,777 |
| Compensation expense related to restricted stock | 1,596 | 884 | -- |
| Loss on equity investments | -- | -- | 34 |
| Changes in assets and liabilities: | | | |
| Accounts receivable and revenue earned in excess of billing, net | (6,446) | (469) | (5,836) |
| Other current assets | (4,191) | (300) | 232 |
| Accrued payroll and other liabilities | 11,155 | 4,046 | 4,411 |
| Deferred revenues | (1,921) | 783 | (851) |
| Net cash provided by operating activities | 36,437 | 48,471 | 44,143 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Property and equipment expenditures | (16,392) | (12,017) | (4,226) |
| Equity and other investments | -- | -- | 223 |
| Purchase of short- term investments: | | | |
| Investments in mutual funds | (23,484) | (72,825) | (52,313) |
| Investments in term deposits with banks | (4,434) | (21,516) | -- |
| Proceeds from sales of short term investments: | | | |
| Proceeds from sales of mutual funds | 43,255 | 65,866 | 33,924 |
| Maturities of term deposits with banks | 22,682 | 7,394 | 2,162 |
| Net cash provided by /(used in) investing activities | 21,627 | (33,098) | (20,230) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Net proceeds from issuance of common stock | 3,417 | 3,140 | 6,538 |
| Common stock repurchases | (676) | (1,479) | (160) |
| Dividends paid | (70,901) | (9,685) | (52,260) |
| Net cash used in financing activities | (68,160) | (8,024) | (45,882) |
| Effect of foreign currency exchange rate changes on cash | 344 | (1,061) | (170) |
| *Change in cash and cash equivalents* | (9,752) | 6,288 | (22,140) |
| Cash and cash equivalents, beginning of year | 109,142 | 102,854 | 124,994 |
| Cash and cash equivalents, end of year | $ 99,390 | $109,142 | $102,854 |
| Non cash investing and financing activities: | | | |
| Cash dividends declared but unpaid | $ 2,476 | $ 2,433 | $ 2,401 |
| Stock warrants | -- | 77 | -- |
| Cash paid for income taxes | 19,134 | 5,543 | 5,582 |

The accompanying notes are an integral part of the consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

Syntel, Inc. and Subsidiaries (individually and collectively "Syntel" or the "Company") provide information technology services such as programming, systems integration, outsourcing and overall project management. The Company provides services to customers primarily in the financial, manufacturing, healthcare, transportation, retail, and information/communication industries, as well as to government entities. The Company's reportable operating segments consist of Applications Outsourcing, e-Business, TeamSourcing and Business Process Outsourcing (BPO).

Through Applications Outsourcing, the Company provides higher-value outsourcing services for ongoing management, development and maintenance of customers' business applications. In most Application Outsourcing engagements, the Company assumes responsibility for the management of customer development and support functions. These services may be provided on either a time-and-material basis or on a fixed price basis.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, Data Warehousing, e-commerce, CRM, SAP and Oracle, as well as partnership arrangements with leading software firms, to provide installation services to their respective customers. These services may be provided on either a time-and-material basis or on a fixed price basis, in which the Company assumes responsibility for management of the engagement.

Through TeamSourcing, the Company provides professional information technology consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex information technology applications involving diverse computer hardware, software, data and networking technologies and practices. TeamSourcing consultants, whether working individually or as a team of professionals, generally receive direct supervision from the customer's management staff. TeamSourcing services are generally invoiced on a time and material basis.

Through BPO, Syntel provides outsourced solutions for a client's business processes, providing them with the advantage of a low cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called IdenteonTM to assist with strategic assessments of business processes and identifying the right ones for outsourcing.

2. SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

### PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Syntel, Inc. ("Syntel"), a Michigan corporation, its wholly owned subsidiaries, and a joint venture. All significant inter-company balances and transactions have been eliminated.

The wholly owned subsidiaries of Syntel, Inc. are:

- Syntel Limited ("Syntel India"), an Indian limited liability company formerly known as Syntel (India) Ltd.;

- Syntel Singapore PTE., Ltd. ("Syntel Singapore"), a Singapore limited liability company;

- Syntel Europe, Ltd. ("Syntel U.K."), a United Kingdom limited liability company;

- Syntel Canada Inc. ("Syntel Canada"), an Ontario limited liability company;

- Syntel Deutschland GmbH ("Syntel Germany"), a German limited liability company;

- Syntel Hong Kong Ltd. ("Syntel Hong Kong"), a Hong Kong limited liability company;

- Syntel (Australia) Pty. Limited ("Syntel Australia"), an Australian limited liability company;

- Syntel Delaware LLC ("Syntel Delaware"), a Delaware limited liability company;

- SkillBay LLC ("SkillBay"), a Michigan limited liability company;

- Syntel (Mauritius) Limited ("Syntel Mauritius"), a Mauritius limited liability company;

- Syntel Consulting Inc ("Syntel Consulting"), a Michigan limited liability company;

- Syntel Sterling BestShores (Mauritius) Limited ("SSBML"), a Mauritius limited liability company; and

- Syntel Worldwide (Mauritius) Limited ("Syntel Worldwide"), a Mauritius limited liability company.

The formerly wholly owned subsidiary of Syntel Delaware LLC (as of December 31, 2004) that became a partially owned joint venture of Syntel Delaware LLC on February 1, 2005 is:

- Syntel Solutions (Mauritius) Ltd. ("Syntel Solutions"), a Mauritius limited liability company.

The wholly owned subsidiary of Syntel Solutions is:

- Syntel Sourcing Pvt. Ltd. ("Syntel Sourcing"), an Indian limited liability company.

The wholly owned subsidiaries of Syntel Mauritius are:

- Syntel International Pvt. Ltd. ("Syntel International"), an Indian limited liability company; and

- Syntel Global Pvt. Ltd. ("Syntel Global"), an Indian limited liability company.

The wholly owned subsidiary of Syntel Sterling BestShores (Mauritius) Limited is : - Syntel Sterling BestShores Solutions Private Limited ("SSBSPL"), an Indian limited liability company.

**REVENUE RECOGNITION**

The Company recognizes revenues from time and material contracts as the services are performed.

Revenue from fixed-price applications management, maintenance and support engagements is recognized as earned which generally results in straight-line revenue recognition as services are performed continuously over the term of the engagement.

Revenue on fixed-price, applications development and integration projects in the Company's application outsourcing and e-Business segments are measured using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to the total estimated efforts to the completion of the contract. The Company monitors estimates of total contract revenues and cost on a routine basis throughout the delivery period. The cumulative impact of any change in estimates of the contract revenues or costs is reflected in the period in which the changes become known. In the event that a loss is anticipated on a particular contract, provision is made for the estimated loss. The Company issues invoices related to fixed price contracts based on either the achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the proportional performance method of accounting are recorded as revenue earned in excess of billings or deferred revenue in the accompanying consolidated balance sheets.

Revenues are reported net of sales incentives.

Reimbursements of out-of-pocket expenses are included in revenue in accordance with Emerging Issues Task Force Consensus ("EITF") 01-14, "Income Statement Characterization of Reimbursement Received for 'Out of Pocket' Expenses Incurred".

## CASH AND CASH EQUIVALENTS

For the purpose of reporting Cash and Cash Equivalents, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2005 and 2004, approximately $60.8 million and $29.1 million respectively, represent corporate bonds and treasury notes held by JP Morgan Chase Bank NA, for which "AAA" rated letters of credit have been provided by the bank. The remaining amounts of cash and cash equivalents are invested in money market accounts with various banking and financial institutions.

## FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's current assets and current liabilities approximate their carrying values because of their short maturities. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

## CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of investments and accounts receivable. Cash on deposit is held with financial institutions with high credit standings. The Company has cash deposited with financial institutions that, at times, may exceed the federally insured limits.

Our customer base consists primarily of Global 2000 companies and accordingly our accounts receivable is not exposed to significant credit risk. The Company establishes an allowance for doubtful accounts as a provision for known and inherent collection risks related to its accounts receivable. The estimation of the provision is primarily based on our assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

## SHORT TERM INVESTMENTS

The Company's short-term investments consist of short-term mutual funds, which have been classified as available-for-sale and are carried at estimated fair value. Fair value is determined based on quoted market prices. Unrealized gains and losses, net of taxes, on available-for-sale securities are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. Net realized gains or losses resulting from the sale of these investments, and losses resulting from decline in fair values of these investments that are other than temporary declines, are included in other income. The cost of securities sold is determined on the weighted average method.

Investments include Term deposits with original maturity exceeding three months and whose maturity date is within one year from the date of the balance sheet.

**LONG-LIVED ASSETS (OTHER THAN GOODWILL)**

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets (other than goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When factors indicate that such costs should be evaluated for possible impairment, we assess the recoverability of the long-lived assets (other than goodwill) by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts. The amount of an impairment charge if any, is calculated based on the excess of the carrying amount over the fair value of those assets. Management believes no assets were impaired at December 31, 2005.

**OTHER INCOME**

Other income includes interest and dividend income, gains and losses from sale of securities and other investments.

**PROPERTY AND EQUIPMENT**

Property and equipment are stated at cost. Maintenance and repairs are charged to expense when incurred. Depreciation is computed primarily using the straight-line method over the estimated useful lives as follows:

| | YEARS |
|---|---|
| Computer equipment and software | 3 |
| Furniture, fixtures and other equipment | 7 |
| Vehicles | 3 |
| Leasehold improvements | Life of lease |
| Leasehold land | Life of lease |

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $4.9 million, $3.1 million and $ 2.5 million, respectively.

**GOODWILL**

Effective January 1, 2002 the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". In accordance with SFAS No. 142, goodwill is no longer amortized but is evaluated for impairment at least annually.

**USE OF ESTIMATES**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to allowance for doubtful accounts, impairment of long-lived assets and goodwill, contingencies and litigation, the recognition of revenues and profits based on the proportional performance method and potential tax liabilities. Actual results could differ from those estimates and assumptions used in the preparation of the accompanying financial statements.

During 2005, the Company has reversed $2.6 million of the accrual for income taxes related to the year 2001 and credited it to the current year's income tax provision. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The portion of the reserve that is no longer required for any particular tax year, is credited to the current year's income tax provision.

In addition, during 2005 the Company has reversed $0.9 million related to the payroll tax provision and provided for a valuation allowance of $1.6 million attributable to certain deferred tax assets.

During 2005, the Company provided $1.6 million towards allowance for doubtful accounts. At December 31, 2005 the allowance for doubtful accounts was $2.6 million. These estimates are based on management's assessment of the probable collection from specific customer accounts, the aging of accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

The revision in estimates during 2005 had an after-tax impact of increasing the diluted earnings per share for the year ended December 31, 2005 by $0.01 per share.

During 2004, the Company reversed $1.7 million of the accrual for income taxes related to the year 2000 and credited it to the current year's income tax provision. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The portion of the reserve no longer required for any particular tax year, is credited to the current year's income tax provision.

In addition, during 2004 Syntel India accounted for a credit of approximately $0.5 million with respect of US branch profit taxes related to prior periods up to June 30, 2004.

The revision in estimates during 2004 above had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2004 by $0.05 per share.

During 2003, in connection with settlements and other changes in estimates for underlying litigation and related legal costs, the Company reduced its accrued liabilities and Metier related liabilities by $2.9 million, net of amounts paid. The Company also reduced its allowance for doubtful accounts by $0.5 million primarily on account of the successful collection of overdue debts. Also, in 2003 management revised its estimate of 2002 bonus compensation and reversed $0.8 million of previously recorded accruals. The revision in estimates during 2003 had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2003 by $0.06 per share.

## FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign subsidiaries use the currency of the primary economic environment in which they operate as its functional currency. Revenues, costs and expenses of the foreign subsidiaries are translated to U. S. dollars at average period exchange rates. Assets and liabilities are translated to U. S. dollars at period-end exchange rates with the effects of these cumulative translation adjustments being reported as a separate component of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses, are reflected within 'Selling, general and administrative expenses' in the consolidated statements of income, for the years presented and were not material.

## EARNINGS PER SHARE

Basic and diluted earnings per share are computed in accordance with SFAS No. 128 "Earnings Per Share".

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the applicable period.

The Company has stock options, which are considered to be potentially dilutive to the basic earnings per share. Diluted earnings per share is calculated using the treasury stock method for the dilutive effect of shares which have been granted pursuant to the stock option plan, by dividing the net income by the weighted average number of shares outstanding during the period adjusted for these potentially dilutive options, except when the results would be anti-dilutive. The potential tax benefits on exercise of stock options is considered as additional proceeds while computing dilutive earnings per share using the treasury stock method.

## EMPLOYEE BENEFITS

The Company maintains a 401(k) retirement plan that covers all regular employees on Syntel's U.S. payroll. Eligible employees may contribute up to 15% of their compensation, subject to certain limitations, to the retirement plans. The Company may make contributions to the plans at the discretion of our Board of Directors; however, through December 31, 2005, no contributions have been made.

Eligible employees of the Company receive benefits under the Provident Fund ("PF"), which is a defined contribution plan. Both the employee and the Company make monthly contributions equal to a specified percentage of the covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. The Company's monthly contributions are charged to income in the period they are incurred.

In accordance with the Payment of Gratuity Act, 1972 of India, the Indian subsidiary provides for gratuity, a defined retirement benefit plan (the "Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and are charged to income in the period determined. The Gratuity Plan is a non-funded plan. The amounts accrued under this plan are $1.1 million and $0.7 million as of December 31, 2005 and 2004, respectively, and are included within 'Accrued payroll and related costs'.

## 'ACATION PAY

'he accrual for unutilized leave balance is determined for the entire available leave balance standing to the credit of the employees at period-nd. The leave balance eligible for carry-forward is valued at gross compensation rates and eligible for compulsory encashment at basic ompensation rates.

## IOCK BASED COMPENSATION

.s permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to measure stock based compensation ost using the intrinsic value method, in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted ie disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of 'ASB Statement No. 123". Had the fair value of each stock option granted been determined consistent with the methodology of SFAS No. 123, ie pro forma impact on the Company's net income and earnings per share is as follows:

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | (In thousands, except per share data) | | |
| Net income as reported | $30,321 | $40,974 | $40,304 |
| Add, stock- based compensation expenses recognized in statement of income, net of tax | 1,384 | 713 | -- |
| Deduct, stock- based compensation expense determined under the fair value method, net of tax | (1,704) | (1,642) | (1,216) |
| Pro forma net income | $30,001 | $40,045 | $39,088 |
| Earnings per share as reported | | | |
| Basic | $ 0.75 | $ 1.02 | $ 1.02 |
| Diluted | 0.75 | 1.01 | 0.99 |
| Earnings per share, pro forma | | | |
| Basic | $ 0.74 | $ 1.00 | $ 0.99 |
| Diluted | 0.74 | 0.99 | 0.96 |
| Weighted average common shares outstanding | | | |
| Basic | 40,528 | 40,216 | 39,609 |
| Diluted | 40,651 | 40,469 | 40,797 |
| Estimated fair value of options granted | $ 2.36 | $ 5.78 | $ 5.61 |

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for grants:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Risk free interest rate | 4.60% | 3.72% | 3.35% |
| Expected life | 5 years | 5 years | 5 years |
| Expected volatility | 68.08% | 71.94% | 75.80% |
| Expected dividend yield | 8.35% | 1.37% | 0.97% |

## INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in income in the period that includes the enactment date.

## PROVISION FOR UNUTILIZED LEAVE

During the year ended December 31, 2005, Syntel Limited has changed its leave policy, resulting in a reduction of the maximum permissible accumulation of unutilized leave from 150 days to 60 days. The balance exceeding the maximum permissible accumulation is compulsorily encashed at basic salary. Accordingly, an amount of $0.51 million was paid at basic salary and $1.14 million representing the difference between the basic salary and gross compensation rates was reversed.

The gross charge for unutilized earned leave was $0.23 million, $1.4 million and $0.9 million for the years ended December 31, 2005, 2004 and 2003 respectively.

The amounts accrued for unutilized earned leave are $3.7 million and $4.4 million as of December 31, 2005 and December 31, 2004, respectively, and are included within 'Accrued payroll and related costs'.

## RECENTLY ISSUED ACCOUNTING STANDARDS

During December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment" (SFAS 123R),which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and other transactions under Company stock plans. The Company grants options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. The Company is required to adopt SFAS 123R by the first quarter of fiscal 2006. The Company will use the modified prospective application transition method and estimates that the adoption of SFAS No. 123R for share-based awards issued to employees will not have a significant impact on its statement of income or financial position for 2006. This estimate is based upon various assumptions, including an estimate of the number of share-based awards that will be granted, cancelled or expired during 2006, as well as the Company's future stock prices. These assumptions are highly subjective and changes in these assumptions could significantly affect the Company's estimate.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), which replaces APB Opinion No. 120, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 changes the requirements for accounting and reporting a change in accounting principle, and applies to all voluntary changes in accounting principles, as well as changes required by an accounting pronouncement in the unusual instance it does not include specific transition provisions. Specifically, SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the effects of the change, the new accounting principle must be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment must be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of the change, the new principle must be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 does not change the transition provisions of any existing pronouncements. The Company has evaluated the impact of SFAS No. 154 and does not expect the adoption of this statement to have a significant impact on its consolidated statement of income or financial condition. The Company will apply SFAS No. 154 in future periods, when applicable.

3. ACQUISITIONS

**METIER, INC.**

During 1999, the Company acquired substantially all the business and assets of Metier, Inc. The consideration for the Metier acquisition in 1999 included a $1.6 million dollar payment to the Metier shareholders, which was to be made in April 2000, and 300,000 shares of Syntel Common Stock, which were to be issued in September 2000. During 2000, the Company entered into litigation with the former shareholders of Metier and consequently, the $1.6 million dollar payment was not made and the 300,000 shares were not issued. In April 2002, the Company reached a resolution with the Metier shareholders wherein the $1.6 million dollar payment was not made, the 300,000 shares were not issued and the Company paid $2.3 million in settlement and legal costs. Additionally, during the last quarter of 2002, the Company also settled certain of the Metier related and other litigation and in connection with these settlements, the Company reversed an accrual of approximately $5.7 million of the accrued Metier liability during 2002 having an earnings per share impact of $0.08 per share. The final settlements relating to the Metier liability were made during the third quarter of 2003 and accordingly, the remaining accrual of approximately $0.9 million was also reversed.

4. SHORT TERM INVESTMENTS

Short term investments included the following at December 31, 2005 and 2004:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| Investments in mutual funds at carrying value | $16,814 | $36,106 |
| Term deposits with banks | 4,269 | 22,793 |
| Total | $21,083 | $58,899 |

Information related to investments in mutual funds (primarily Indian Mutual Funds) is as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (in thousands) | | |
| Cost | $16,275 | $35,456 | $25,220 |
| Unrealized gain, net | 539 | 650 | 917 |
| Carrying value | $16,814 | $36,106 | $26,137 |
| Gross realized gains | $ 1,383 | $ 2,049 | $ 1,015 |
| Gross realized losses | -- | -- | -- |
| Dividend income | -- | -- | -- |
| Proceeds on sale of short term investments | 43,255 | 65,866 | 33,924 |
| Purchase of short term investments | 23,484 | 72,825 | 52,313 |

Investment in term deposits with banks included the following at December 31, 2004 and 2003:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (in thousands) | | |
| Cost | $ 4,269 | $22,793 | $ 7,845 |
| Maturities of term deposits | $22,682 | $ 7,394 | $ 2,162 |
| Purchase of term deposits | 4,434 | 21,516 | -- |

5. STOCK WARRANTS SALES INCENTIVE

During 2002, the Company granted to a significant customer immediately exercisable warrants entitling the customer to purchase 322,210 shares of the Company's stock at an exercise price of $7.25 per share. The stated exercise price was based upon the customer achieving a specified minimum level of purchases of services (the "Performance Milestone") from the Company over a specified performance period that ended on October 16, 2003. The customer exercised the warrant in February 2003 and received 209,739 shares in a cashless exercise.

The customer earned the sales incentive as they met the performance milestone over the specified performance period that ended on October 16, 2003.

In accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products", the Company has recorded the value of sales incentive as a reduction of revenues, to the extent of revenues earned up to October 16, 2003.

The measurement of the sales incentive, which previously was based on the market value of the Company's stock at each period end, was finalized based on sale of the shares in quarter ended September 30, 2003 by the customer at an average sale price of $22.31. Accordingly, the final value of the sales incentive was $4.7 million. Cumulatively, the Company had recorded $2.9 million of the sales incentive as a reduction of revenue up to December 31, 2002. The remaining sales incentive of $1.8 million was recorded during the year 2003.

The Company has also granted the same customer certain additional performance warrants at significantly higher performance milestones. The Company has estimated that such higher performance milestones will not be met. Accordingly, the Company has not accounted for these performance warrants. If and when the Company estimates that such higher performance milestones will be met, the sales incentive associated with the performance warrants will be recorded as a reduction of revenue.

## 6. REVENUE EARNED IN EXCESS OF BILLINGS AND DEFERRED REVENUE

Revenue earned in excess of billings consists of:

| | 2005 | 2004 |
|---|---|---|
| | (In thousands) | |
| Unbilled revenue for time and material projects | $3,027 | $2,144 |
| Unbilled revenue for fixed price projects | 5,339 | 2,246 |
| | $8,366 | $4,390 |

Deferred revenue consists of:

| | 2005 | 2004 |
|---|---|---|
| | (In thousands) | |
| Deferred revenue on uncompleted fixed price development contracts | $3,087 | $4,123 |
| Advance billing on application management and support contracts | 195 | 1,025 |
| Other deferred revenue | 74 | 83 |
| | $3,356 | $5,231 |

## 7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 and 2004 is summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| | (In thousands) | |
| Computer equipment and software | $21,387 | $17,651 |
| Furniture, fixtures & other equipment | 11,947 | 9,966 |
| Vehicles | 1,050 | 1,032 |
| Leasehold improvements | 1,765 | 1,499 |
| Leasehold land | 1,828 | 1,856 |
| Capital advances / work in progress | 16,713 | 5,750 |
| | 54,690 | 37,754 |
| Less accumulated depreciation and amortization | 25,504 | 21,290 |
| | $29,186 | $16,464 |

## 8. LINE OF CREDIT

The Company has a line of credit with JP Morgan Chase Bank NA, which provides for borrowings up to $15.0 million ($20.0 million at December 31, 2004). The line of credit has been renewed and amended and now expires on August 31, 2006. The line of credit has a sub-limit of $5.0 million for letters of credit, which bear a fee of 1% per annum of the face value of each standby letter of credit issued. Borrowings under the line of credit bear interest at (i) a formula approximating the Eurodollar rate plus the applicable margin of 1.25%, (ii) the bank's prime rate minus 1.0% or (iii) negotiated rate plus 1.25%. There were no outstanding borrowings at December 31, 2005 and 2004.

9. LEASES

The Company leases certain facilities and equipment under operating leases. Current operating lease obligations are expected to be renewed or replaced upon expiration. Future minimum lease payments under all non-cancelable leases expiring beyond one year as of December 31, 2005 are as follows:

| | (In thousands) |
|---|---|
| 2006 | $2,667 |
| 2007 | 2,240 |
| 2008 | 1,794 |
| 2009 | 1,720 |
| 2010 | 1,454 |
| Thereafter | 113 |
| | $9,988 |

Total rent expense amounted to approximately $2.9 million; $2.2 million and $2.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

## 10. INCOME TAXES

Income before income taxes for the Company's U. S. and foreign operations was as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (In thousands) | | |
| U. S | $18,410 | $12,147 | $15,168 |
| Foreign | 32,523 | 34,080 | 38,412 |
| | $50,933 | $46,227 | $53,580 |

The provision for income taxes is as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (In thousands) | | |
| Current | | | |
| Federal | $ 7,382 | $1,672 | $ 3,947 |
| State | 1,346 | 305 | 720 |
| Foreign | 10,882 | 2,175 | 4,635 |
| Total current provision | 19,610 | 4,152 | 9,302 |
| Deferred | | | |
| Federal | 931 | 221 | 3,332 |
| State | 170 | 40 | 608 |
| Foreign | (211) | 840 | -- |
| Total deferred provision (benefit) | 890 | 1,101 | 3,940 |
| Total provision for income taxes | $20,500 | $5,253 | $13,242 |

The components of the net deferred tax asset are as follows:

| | 2005 | 2004 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets | | |
| Impairment of investments and capitalized development costs | $ 1,814 | $ 1,814 |
| Valuation Allowance | (1,664) | -- |
| Property, plant and equipment | 71 | 149 |
| Accrued expenses and allowances | 2,235 | 1,717 |
| Advanced billing receipts | 835 | 602 |
| Total deferred tax assets | 3,291 | 4,282 |
| Deferred tax liabilities | | |
| Provision for branch tax on dividend equivalent in India | (1,089) | (1,183) |
| Provision for tax on unrealized gains in India | (63) | (102) |
| Total deferred tax liabilities | (1,152) | (1,285) |
| Net deferred tax assets | $ 2,139 | $ 2,997 |

Balance sheet classification of the net deferred tax asset is summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| | (In thousands) | |
| Deferred tax asset, current | $2,139 | $1,895 |
| Deferred tax asset, non-current | -- | 1,102 |
| | $2,139 | $2,997 |

During 2001, the Company had recorded deferred tax assets related to tax benefits on write-off of certain investments. In 2005 the company has created a valuation allowance of $1.7 million against these deferred tax assets, as these tax benefits are not expected to be recognized.

Syntel's software development centers/units are located in Mumbai, Chennai and Pune. Units in Mumbai are located in a Special Economic Zone (SEZ), the unit at Chennai is 100% Export Oriented Unit (EOU) and units at Pune are registered with Software Technologies Park of India (STPI). Under the Indian Income Tax Act, 1961 (the "Act"), 100% EOUs at Chennai, units registered with STPI at Pune and certain units located in SEZ are eligible for an exemption from payment of corporate income taxes for up to 10 years of operations on the profits generated from these undertakings or March 31, 2009, whichever is earlier. Certain units located in SEZ are eligible for 100% exemption from payment of corporate taxes for the first 5 years of operation and a 50% exemption for the next 5 years.

Effective April 1, 2003 one of the Company's Software Development Units has ceased to enjoy the above-mentioned tax exemption. Another development unit ceased to enjoy the tax exemption on April 1, 2005. Provision for Indian Income Tax is made only in respect of business profits generated from these software development units, to the extent they are not covered by the above exemptions and on income from investments and interest income.

The benefit of the tax Holiday granted by the Indian authorities was $11 million, $7.6 million and $9.1 million for the years 2005, 2004 and 2003, respectively.

The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million during 2005 out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the U.S. in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including U.S. Federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws, during the fourth quarter of 2005. Proceeds from these extra ordinary dividends are required to be invested in the United States for specific purposes permitted under Act pursuant to an approved written domestic reinvestment plan. As of December 31, 2005, the Company has invested approximately $42.5 million towards permitted investments under the Act against this extra ordinary dividend pursuant to an approved Domestic reinvestment plan.

The Company intends to use remaining accumulated and future earnings of foreign subsidiaries to expand operations outside the United States and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the United States and no provision for U. S. federal and state income tax or applicable dividend distribution tax has been provided thereon.

If the company determines to repatriate all undistributed repatriable earnings of foreign subsidiaries as of December 31, 2005, the company would have accrued taxes of approximately $34.1 million.

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the statutory U. S. federal income tax rate of 35% to income before income taxes:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (In thousands) | | |
| Income before income taxes | $50,933 | $46,227 | $53,580 |
| Statutory provision | 35.0% | 35.0% | 35.0% |
| State taxes, net of federal benefit | 1.3% | 1.0% | 1.0% |
| Tax-free investment income | (0.2%) | (0.4%) | (0.6%) |
| Foreign effective tax rates different from US Statutory Rate | (18.3%) | (19.3%) | (16.4%) |
| Tax reserves | (5.0%) | (3.8%) | 5.7% |
| Valuation Allowance | 3.2% | 0.0% | 0.0% |
| Tax on Repatriation | 24.2% | 0.0% | 0.0% |
| Other, net | 0.0% | (1.1%) | 0.0% |
| Total Provision | 40.2% | 11.4% | 24.7% |

The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The provision no longer required for any particular tax year, is credited to the current period's income tax expenses. Conversely, in the event of a future tax examination, if the Company does not prevail on certain tax positions taken in filed returns the tax expense related thereto will be recognized in the period in which examiners position is determined to be final.

During the year ended December 31, 2005, 2004 and 2003, the effective income tax rate was 40.2%, 11.4% and 24.7%, respectively. The tax rate for the year ended December 31, 2005 is impacted by reversal of tax reserve of $2.6 million, provision for valuation allowance of $1.7 million and the tax related to the repatriation of $12.3 million. Without the above, the effective tax rate for the year ended December 31, 2005 would have been 17.8%. During year ended December 31, 2004 the tax rate was impacted by reversal of tax reserve of $1.7 million, tax credit of $0.5 million in Syntel India and the research and development tax credit of $0.5 million in Syntel Inc. Without the above, the effective income tax rate during the year ended December 31, 2004 would have been 17.3%. During year ended December 31, 2003, the tax rate was impacted by provision of tax reserve of $3.1 million. Without the above, the effective income tax rate during the year ended December 31, 2003 would have been 19%. The tax rate continues to be positively impacted by the combined effects of offshore transition and reduced onsite profitability.

Syntel India has not provided for disputed Indian income tax liabilities amounting to $2.51 million for the financial years 1995-96 to 2001-02.

Syntel India has obtained an opinion from one independent legal counsel (a former Chief Justice of the Supreme Court of India) for the financial year 1998-99 and opinions from another independent legal counsel (also a former Chief Justice of the Supreme Court of India) for the financial years 1995-96, 1996-97, 1997-98, 1999-2000 and 2000-01 and for subsequent periods to date, which support Syntel India's position in this matter.

Syntel India had filed an appeal with the Commissioner of Income Tax (Appeals) for the financial year 1998-99 and received a favorable decision. A similar appeal filed by Syntel India with the Commissioner of Income Tax (Appeals) for the financial year 1999-2000 was however dismissed in March 2004. Syntel India has appealed this decision with the Income Tax Appellate Tribunal. Syntel India has since also received orders for appeals filed with the Commissioner of Income Tax (Appeals) against the demands raised in March 2004 by the Income Tax Officer for similar matters relating to the financial years 1995-96, 1996-97, 1997-98 and 2000-01 and received a favorable decision for 1995-96 and the contention of Syntel India was partially upheld for the other three years. Syntel India has gone into further appeal with the Income Tax Appellate Tribunal for the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income Tax Department has appealed the favorable decisions for 1995-96 and 1998-99 and the partially favorable decisions for the other years with the Income Tax Appellate Tribunal.

Syntel India has also not provided for other disputed Indian income tax liabilities aggregating to $4.40 million against which Syntel India has filed or is in the process of filing appeals with the Commissioner of Income Tax (Appeals). Syntel India has obtained opinions from independent legal counsels, which support Syntel India's position in this matter.

Further, Syntel India has not provided for disputed income tax liabilities aggregating to $0.10 million, for which Syntel India has filed or is in the process of filing appeals or petitions.

All the above tax exposures involve complex issues and may need an extended period to resolve the issues with the Indian income tax authorities. Management, after consultation with legal counsel, believes that the resolution of the above matters will not have a material adverse effect on the Company's financial position.

**TAX CREDIT**

During the year ended December 31, 2004, the provision for income tax was reduced by research and development tax credits claimed. The tax credits relate to increased qualified expenditures for software development. The Company completed a review of such qualified expenditures and filed refund claims for the tax years ended December 31, 1999, 2000, 2001 and 2002. The appropriate tax benefit for these years has been recorded currently in conjunction with the completion of the review. This tax credit had a positive impact of $0.5 million on taxes.

In addition, during the year ended December 31, 2004, Syntel India has accounted for a credit of approximately $0.5 million in respect of US branch profit taxes related to prior periods up to June 30, 2004 and also reclassified in the balance sheet $1.0 million from Income taxes payable to deferred tax liability.

11. EARNINGS PER SHARE

The reconciliation of earnings per share computations for the years 2005, 2004, and 2003 are as follows:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Shares | Per Share | Shares | Per Share | Shares | Per Share |
| | (In thousands, except per share data) | | | | | |
| Basic earnings per share (1) | 40,534 | $0.75 | 40,216 | $1.02 | 39,609 | $1.02 |
| Potential dilutive effect of stock options and warrants outstanding | 137 | (0.00) | 253 | (0.01) | 1,188 | (0.03) |
| | 40,671 | $0.75 | 40,469 | $1.01 | 40,797 | $0.99 |

(1) Represents weighted average number of common shares

As of December 31, 2005, 2004 and 2003, stock options to purchase 66,700, 135,700 and 44,500 shares of Common Stock, respectively, at a weighted average price per share of $24.55, $24.13 and $25.00 respectively, were outstanding but were not included in the computation of diluted earnings per share. The options' exercise price was greater than the average market price of the common shares and was anti-dilutive.

12. DIVIDEND

The Board of Directors at its meeting on March 3, 2005 declared a special dividend of $1.50 per share payable to Syntel shareholders of record at the close of business on March 14, 2005. The dividend was paid on March 31, 2005.

The shareholders of record as of December 31, 2004 have been paid $0.06 per share on January 14, 2005.

The Board of Directors at its meeting in July 2003 declared a one-time special dividend of $1.25 per share payable to Syntel shareholders of record at the close of business on August 29, 2003, which was paid on September 12, 2003.

In addition, the Board of Directors at the same meeting approved the initiation of quarterly cash dividends. The initial dividend rate will be $0.06 per share per quarter.

Per share dividends paid in 2005, 2004 and 2003 were $1.74, $0.24 and $1.31 respectively.

13. STOCK COMPENSATION PLANS

The Company established a stock option plan in 1997 under which 3 million shares of Common Stock were reserved for issuance. The dates on which granted options are first exercisable are determined by the Compensation Committee of the Board of Directors, but generally vest over a four-year period from the date of grant. The term of any option may not exceed ten years from the date of grant.

For certain options granted during 1997, the exercise price was less than the fair value of the Company's stock on the date of grant and, accordingly, compensation expense is being recognized over the vesting period for such difference. For the options granted thereafter, the Company grants the options at the fair market value on the date of grant of the options. The Company applies APB Opinion No. 25 and related interpretations in accounting for this plan. In accordance with APB Opinion No. 25, no compensation cost would need to be recognized for the options granted post 1998 as the exercise price equaled the fair value of the shares on the date of the grant.

Stock option activity during the years ended December 31, 2005, 2004 and 2003 is as follows:

| | Number of Shares | Weighted Average Price |
|---|---|---|
| Shares under option | | |
| Outstanding, January 1, 2003 | 2,338,474 | 9.07 |
| Activity during 2003 | | |
| Granted, price equals fair value | 273,250 | 18.90 |
| Exercised | 694,858 | 8.39 |
| Forfeited | 587,127 | 11.55 |
| Expired | 14,329 | 10.92 |
| Outstanding, December 31, 2003 | 1,315,410 | 10.33 |
| Activity during 2004 | | |
| Granted, price equals fair value | 85,711 | 25.33 |
| Exercised | 264,613 | 8.01 |
| Forfeited | 247,352 | 15.95 |
| Expired | 5,833 | 7.74 |
| Outstanding, December 31, 2004 | 883,323 | 10.93 |
| Activity during 2005 | | |
| Granted, price equals fair value | 1,500 | 16.33 |
| Exercised | 360,740 | 6.85 |
| Forfeited | 68,400 | 22.38 |
| Expired | 17,432 | 16.84 |
| Outstanding, December 31,2005 | 438,251 | 12.28 |
| Exercisable, December 31, 2003 | 379,672 | $ 7.94 |
| Exercisable, December 31, 2004 | 400,830 | $ 8.38 |
| Exercisable, December 31, 2005 | 302,651 | $ 9.52 |

The following tables sets forth details of options outstanding and exercisable at December 31, 2005:

| | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $3.3191 - $6.6380 | 111,922 | 4.40 | $ 5.02 | 111,922 | $ 5.02 |
| $6.6381 - $9.9570 | 69,536 | 4.30 | 8.35 | 69,536 | 8.35 |
| $9.9571 - $13.2760 | 62,468 | 5.40 | 11.64 | 45,293 | 11.41 |
| $13.2761 - $16.5950 | 125,025 | 6.60 | 14.61 | 62,400 | 14.47 |
| $16.5951 - $19.9140 | 2,600 | 6.30 | 18.55 | 1,800 | 18.44 |
| $19.9141 - $23.2330 | 17,700 | 8.10 | 21.15 | 2,100 | 21.28 |
| $23.2331 - $26.5520 | 31,500 | 8.00 | 24.40 | 7,850 | 24.28 |
| $26.5521 - $29.8710 | 17,500 | 4.50 | 28.25 | 1,750 | 28.25 |
| | 438,251 | 5.60 | $12.28 | 302,651 | $ 9.52 |

The Company has an employee stock purchase plan, which provides for employees to purchase pre-established amounts of the Company's Common Stock as determined by the compensation committee. The price at which employees may purchase Common Stock is set by the compensation committee as not less than the lesser of 85% of the fair market value of the Common Stock on the NASDAQ National Market on the first day of the purchase period or 85% of the fair market value of the Common Stock on the last day of the purchase period. The Company has reserved 1.5 million shares of Common Stock for issuance under the Company's employee stock purchase plan. Under the terms of the plan, eligible employees may elect to have up to 5% of their regular base earnings withheld to purchase company stock, with a maximum contribution value, which may not exceed $21,250 for each calendar year in which a purchase period occurs. As of December 31, 2005 and 2004 the Company has $0.4 million and $0.5 million, respectively of employee withholdings, included in accrued payroll and related costs in the balance sheet to be used to purchase company stock. As of December 31, 2005 and 2004, 785,968 and 848,899 shares of Common Stock were available under the plan.

**RESTRICTED STOCK:**

On different dates during the quarter ended June 30, 2004 the Company issued 319,300 shares of incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to 10%, 20%, 30%, and 40% of the shares issued on or after the first, second, third and fourth anniversary of the grant dates, respectively.

On different dates during the year ended December 31, 2005 the Company issued additional 54,806 shares of incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to incremental 25% of the shares issued on or after the first, second, third and fourth anniversary of the grant dates, respectively.

Based upon the market value on the grant dates, the Company recorded $5.84 million during the quarter ended June 30, 2004 and $0.89 million during the year ended December 31, 2005 of unearned compensation included as a separate component of shareholders' equity to be expensed over the four- year service period on a straight line basis. During the years ended December 31, 2005 and 2004, the Company reversed $1.21 million and $0.41 million, respectively, of unearned compensation towards forfeiture of restricted stock on account of termination of employees and expensed $1.59 million and $0.83 million, respectively, as compensation cost on account of these stock grants.

The recipients are also eligible for dividends declared on their restricted stock. The dividends paid on shares of unvested restricted stock are charged to compensation cost. For the years ended December 31, 2005 and 2004, the Company recorded $0.48 million and $0.05 million, respectively, as compensation cost for dividends paid on shares of unvested restricted stock.

For the restricted stock issued during the year ended December 31, 2005 the dividend will be accrued and paid subject to the same restriction as the restriction on transferability.

14. COMMITMENTS & CONTINGENCIES

Syntel's subsidiaries have commitments for capital expenditures (net of advances) of $2.9 million primarily related to the technology Campus being constructed at Pune, India, as of December 31, 2005.

The Company and its subsidiaries are parties to litigation and claims, which have arisen, in the normal course of their activities. Although the amount of the Company's ultimate liability, if any, with respect to these matters cannot be determined with reasonable certainty, management, after consultation with legal counsel, believes that the resolution of such matters will not have a material adverse effect upon the Company's consolidated financial position.

Syntel India's operations are carried out from their development centers/units in Mumbai forming part of a Special Economic Zone ('SEZ') and in Chennai and Pune, which are registered under the Software Technology Parks ('STP') scheme. Under these schemes the registered units have export obligations, which are based on the formula provided by the notifications/circulars issued by the STP and SEZ authorities from time to time. The consequence of not meeting the above commitments would be a retroactive levy of import duty on items previously imported duty free for these units. Additionally the respective authorities have rights to levy penalties for any defaults on a case-by-case basis. The Company is confident of meeting these obligations.

15. EMPLOYEE BENEFIT PLANS

Provident Fund Contribution expense recognized by Syntel India was $ 0.66 million; $0.5 million and $0.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Expense recognized by Syntel India under the Gratuity Plan was $ 0.47 million; $0.02 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

16. ALLOWANCES FOR DOUBTFUL ACCOUNTS

The movement in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 is summarized as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (In thousands) | | |
| Balance, beginning of year | $1,213 | $ 809 | $ 3,551 |
| Provisions (reductions), net | 1,564 | 400 | (493) |
| Write-offs | (202) | (27) | (2,267) |
| Others | -- | 31 | 18 |
| Balance, end of year | $2,575 | $1,213 | $ 809 |

17. SEGMENT REPORTING

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprises and Related Information", which requires reporting information about operating segments in annual financial statements. It has also established standards for related disclosures about its business segments and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available. This information is reviewed and evaluated regularly by the management, in deciding how to allocate resources and in assessing the performance.

The Company is organized geographically and by business segment. For management purpose, the Company is primarily organized on a worldwide basis into four business segments:

- Application outsourcing,

- e-Business,

- TeamSourcing; and

- Business Process outsourcing (BPO).

These segments are the basis on which the Company reports its primary segment information to management.

Through Application Outsourcing, the Company provides higher-value applications management services for ongoing management, development and maintenance of customers' business applications.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, Data Warehousing, e-commerce, CRM, Oracle, and SAP; as well as partnership agreements with software providers.

Through TeamSourcing, the Company provides professional information technology consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex information technology applications involving diverse computer hardware, software, data and networking technologies and practices.

Through BPO, Syntel provides outsourced solutions for a client's business processes, providing them with the advantage of a low cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called IdenteonTM to assist with strategic assessments of business processes and identifying the right ones for outsourcing.

The accounting policies of the segments are the same as those presented in Note - 2. Management allocates all corporate expenses to the segments. No balance sheet/identifiable assets data is presented since the Company does not segregate its assets by segment.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (In Thousands) | |
| Net Revenues | | | |
| Applications Outsourcing | $171,331 | $143,007 | $136,424 |
| e-Business | 31,210 | 29,249 | 33,795 |
| TeamSourcing | 16,953 | 12,480 | 9,288 |
| BPO | 6,695 | 1,837 | -- |
| | 226,189 | 186,573 | 179,507 |
| Gross Profit | | | |
| Applications Outsourcing | 72,411 | 62,696 | 62,282 |
| e-Business | 9,687 | 11,302 | 14,389 |
| TeamSourcing | 4,886 | 4,598 | 1,137 |
| BPO | 4,162 | 857 | -- |
| | 91,146 | 79,453 | 77,808 |
| Selling, general and administrative expenses | 44,917 | 36,999 | 28,278 |
| Reduction in reserve requirements for Metier transaction | -- | -- | (882) |
| INCOME FROM OPERATIONS | $ 46,229 | $ 42,454 | $ 50,412 |

The Company's largest customer in 2005, 2004 and 2003 was American Express, which was the only customer who accounted for revenues in excess of 10% of total consolidated revenues. Revenue from this customer was approximately $36.2 million, $29.4 million and $28.8 million, contributing approximately 16%, 16% and 16% of total consolidated revenues during 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004 accounts receivable, from this customer were $1.1 million and $1.5 respectively. All revenue from this customer was generated in the Applications Outsourcing segment.

## 18. GEOGRAPHIC INFORMATION

Customers of the Company are primarily situated in the United States. Net revenues and net income (loss) from each geographic location were as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (In thousands) | | |
| Net revenues | | | |
| North America, primarily United States | $ 205,376 | $167,240 | $163,121 |
| India | 113,571 | 90,230 | 71,823 |
| UK | 12,119 | 13,410 | 15,303 |
| Far East, primarily Singapore | 1,090 | 1,501 | 907 |
| Germany | 1,540 | 2,692 | 720 |
| Mauritius | 931 | -- | -- |
| Inter-company revenue elimination (primarily India) | (108,438) | (88,500) | (72,367) |
| Net revenues | $ 226,189 | $186,573 | $179,507 |
| Net income (loss) | | | |
| North America, primarily United States | $ 9,394 | $ 10,459 | $ 6,650 |
| India | 19,737 | 28,831 | 33,168 |
| UK | 1,667 | 1,732 | 895 |
| Far East, primarily Singapore | 27 | 194 | (114) |
| Germany | (472) | (242) | (295) |
| Mauritius | (32) | -- | -- |
| Net Income | $ 30,321 | $ 40,974 | $ 40,304 |
| Assets, December 31 | | | |
| North America, primarily United States | $ 107,143 | $110,613 | $ 99,740 |
| India | 58,815 | 106,014 | 75,754 |
| UK | 10,019 | 8,892 | 9,015 |
| Far East, primarily Singapore | 555 | 560 | 80 |
| Germany | 1,136 | 889 | 609 |
| Mauritius | 20,493 | -- | -- |
| Total assets | $ 198,161 | $226,968 | $185,198 |

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected financial data by calendar quarter were as follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Full Year |
|---|---|---|---|---|---|
| | (In thousands, except per share data) | | | | |
| **2005** | | | | | |
| Net revenues | $50,732 | $54,677 | $58,501 | $62,279 | $226,189 |
| Cost of revenues | 29,704 | 32,754 | 35,298 | 37,287 | 135,043 |
| Gross profit | 21,028 | 21,923 | 23,203 | 24,992 | 91,146 |
| Selling, general and administrative expenses | 11,165 | 10,699 | 10,533 | 12,520 | 44,917 |
| Income from operations | 9,863 | 11,224 | 12,670 | 12,472 | 46,229 |
| Other income, principally interest | 1,136 | 708 | 810 | 1,938 | 4,592 |
| Income before income taxes | 10,999 | 11,932 | 13,480 | 14,410 | 50,821 |
| Provision for income taxes | 2,005 | 2,246 | 1,741 | 14,508 | 20,500 |
| Net income | $ 8,994 | $ 9,686 | $11,739 | $ (98) | $ 30,321 |
| Earnings per share, diluted (a) | $ 0.22 | $ 0.24 | $ 0.29 | $ 0.00 | $ 0.75 |
| Weighted average shares outstanding, diluted | 40,526 | 40,570 | 40,669 | 40,838 | 40,651 |
| **2004** | | | | | |
| Net revenues | $45,089 | $45,846 | $46,602 | $49,036 | $186,573 |
| Cost of revenues | 26,085 | 26,234 | 27,014 | 27,787 | 107,120 |
| Gross profit | 19,004 | 19,612 | 19,588 | 21,249 | 79,453 |
| Selling, general and administrative expenses | 8,839 | 8,822 | 8,850 | 10,488 | 36,999 |
| Income from operations | 10,165 | 10,790 | 10,738 | 10,761 | 42,454 |
| Other income, principally interest | 996 | 357 | 753 | 1,667 | 3,773 |
| Income before income taxes | 11,161 | 11,147 | 11,491 | 12,428 | 46,227 |
| Provision for (benefit from) income taxes | 1,839 | 1,742 | (402) | 2,074 | 5,253 |
| Net income | $ 9,322 | $ 9,405 | $11,893 | $10,354 | $ 40,974 |
| Earnings per share, diluted (a) | $ 0.23 | $ 0.23 | $ 0.29 | $ 0.26 | $ 1.01 |
| Weighted average shares outstanding, diluted | 40,614 | 40,510 | 40,355 | 40,416 | 40,469 |

a) Earnings per share for the quarter are computed independently and may not equal the earnings per share computed for the total year.

**EXHIBIT INDEX**

| Exhibit No. | Description |
| --- | --- |
| 3.1 | Amended and Restated Articles of Incorporation of the Registrant filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, and incorporated herein by reference. |
| 3.2 | Bylaws of the Registrant filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, and incorporated herein by reference. |
| 10.1 | Line of Credit Agreement, dated August 31, 2002, between the Registrant and Bank One, Michigan filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference. |
| 10.2 | Lease, dated October 24, 2001, between Big Beaver / Kilmer Associates L.L.C. and the Registrant filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference. |
| 10.3 | Indentures of Lease entered into between the President of India and Syntel Limited (formerly known as Syntel Software Pvt. Ltd.) on various dates in 1992 and 1993 for the Mumbai Global Development Center and filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference. |
| 10.4 | Rental Agreement, dated February 24, 1997, between Syntel Limited (formerly known as Syntel Software Pvt. Ltd.) and the Landlords for the Chennai Global Development Center, filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference. |
| 10.5* | 1997 Stock Option and Incentive Plan, (Amended and Restated) filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference. |
| 10.6* | Employee Stock Purchase Plan, filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference. |
| 10.7* | Form of Stock Option Agreement, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated June 2, 2005, and incorporated herein by reference. |
| 10.8* | Incentive Restricted Stock Grant Agreement (Amended and Restated), filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, and incorporated herein by reference. |
| 10.9* | Restricted Stock Grant Agreement for Non-Employee Directors. |
| 10.10 | Amendment to Credit Agreement dated August 25, 2003, between the Registrant and Bank One, NA filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference. |
| 10.11 | Amendment to Credit Agreement dated August 19, 2004, between the Registrant and Bank One, NA filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |
| 10.12 | Amendment to Credit Agreement dated August 23, 2005, between the Registrant and JPMorgan Chase Bank, N.A., successor in interest to Bank One, NA. |
| 10.13 | Leave and License Agreement, dated June 11, 2004, between Lake View Developers and Syntel Sourcing Pvt. Ltd. filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |
| 10.14 | Lease Deed, dated September 23, 2004 between Arihant Foundation and Housing Ltd. and Syntel Limited filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |
| 10.15 | Lease Deed, dated October 6, 2004, between Arihant Foundation and Housing Ltd. and Syntel Limited filed as an Exhibit to the |

Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.

| | |
|---|---|
| 14 | Code of Ethical Conduct filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference. |
| 21 | Subsidiaries of the Registrant. |
| 23 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32 | Section 1350 Certification of Chief Executive Officer and Chief Financial Officer |

**EXHIBIT 10.9**

**RESTRICTED STOCK GRANT**
**AGREEMENT UNDER THE SYNTEL, INC.**
**1997 STOCK OPTION AND INCENTIVE PLAN**
(Non-Employee)

THIS RESTRICTED STOCK GRANT AGREEMENT made this ___ day of ____________, 20__ by and between Syntel, Inc., a Michigan corporation ("the Corporation"), and ________________ (the "Grantee").

**WITNESSETH:**

WHEREAS, the Grantee is now providing services (as a non-employee director or consultant) to the Corporation or a Subsidiary of the Corporation, and the Corporation desires to provide additional incentive to the Grantee, to encourage stock ownership by the Grantee, and to encourage the Grantee to continue providing high quality services to the Corporation, and as an inducement thereto, the Corporation has determined to grant to the Grantee a restricted stock grant pursuant to the Corporation's 1997 Stock Option and Incentive Plan, a copy of which is attached hereto as Exhibit A;

NOW, THEREFORE, it is agreed between the parties as follows:

1. Definitions in Agreement. For purposes of this Agreement, certain words and phrases have the following definitions:

(a) "Change in Control" means, as defined in Section 1.3(d) of the Plan, the occurrence of any of the following events: (i) the acquisition of ownership by a person, firm or corporation, or a group acting in concert, of fifty-one percent, or more, of the outstanding Common Stock of the Corporation in a single transaction or a series of related transactions within a one-year period; (ii) a sale of all or substantially all of the assets of the Corporation to any person, firm or corporation; or (iii) a merger or similar transaction between the Corporation and another entity if shareholders of the Corporation do not own a majority of the voting stock of the corporation surviving the transaction and a majority in value of the total outstanding stock of such surviving corporation after the transaction; provided, however, that any such event involving any of the current shareholders of the Corporation as of the date of adoption of the Plan by the Board (or any entity at any time controlled by any such shareholder or shareholders) shall not be included within the meaning of "Change in Control."

(b) "Change in Position" means, as defined in Section 1.3(e) of the Plan, with respect to the Grantee: (i) the Grantee's involuntary termination of the services provided by the Grantee; or (ii) a significant reduction in the Grantee's duties, responsibilities, compensation and/or fringe benefits, or the assignment to the Grantee of duties inconsistent with Grantee's position (all as in effect immediately prior to a Change in Control), whether or not the Grantee voluntarily terminates providing Grantee's services as a result thereof;

(c) "Code" means the Internal Revenue Code of 1986, as amended;

(d) "Committee" means the Compensation Committee of the Corporation;

(e) "Common Stock" means the common stock of the Corporation;

(f) "Corporation" means Syntel, Inc.;

(g) "Grant Date" means the date of this Agreement as reflected above.

(h) "Plan" means the Corporation's 1997 Stock Option and Incentive Plan;

(i) "Restricted Stock" means Common Stock that is subject to restrictions, and

(j) "Restriction Period" means the period of time during which a Grantee's Restricted Stock grant is subject to restrictions and is nontransferable.

2. Grant of Restricted Stock. Subject to the terms and conditions hereof, the Corporation hereby grants to the Grantee ___________ shares of Restricted Stock as of the close of business on the Grant Date.

3. Lapse of Restriction Period. The Restriction Period lapses on or after the following anniversaries of the Grant Date of the Restricted Stock (or as otherwise noted) as to the following number of shares of the Restricted Stock:

On or after the _________ anniversary _______ shares

On or after the _________ anniversary _______ shares

In accordance with this schedule, on or after the ____________ anniversary of the Grant Date, all restrictions on the Restricted Stock shall have lapsed.

4. Certificate Legend. Any certificate representing shares of Restricted Stock shall bear the following legend: The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer set forth in the Syntel, Inc. 1997 Stock Option and Incentive Plan ("Plan"), rules and administrative guidelines adopted pursuant to such Plan and a Restricted Stock Agreement dated ________________. A copy of the Plan, such rules and such Restricted Stock Agreement may be obtained from the General Counsel of Syntel, Inc.

5. Removal of Restrictions. Except as otherwise provided in Article IV of the Plan, and subject to applicable federal and state securities laws, shares covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Grantee after the last day of the Restriction Period. Once the shares are released from the restrictions, the Grantee shall be entitled to have the legend required by Section 4 of this Agreement removed from the applicable Common Stock certificate.

6. Termination of Services.

(a) If, prior to the date that the Restricted Stock shall first have part of the Restriction Period lapse, the Grantee's services provided to the Corporation shall be terminated for any reason (other than as provided in paragraph (b) below, after a Change in Control), the Grantee's right to this Restricted Stock shall terminate and the Restricted Stock shall be cancelled.

(b) In the event of the Grantee's Change in Position subsequent to a Change in Control, the Restriction Period for the Restricted Stock shall completely lapse.

(c) If, on or after the date that the Restricted Stock shall first have part of the Restriction Period lapse, the Grantee's services provided to the Corporation shall be terminated for any reason (other than as provided in paragraph (b) above), all Restricted Stock for which the applicable Restriction Period has not lapsed as of termination of services shall be canceled.

7. Compliance With Securities Laws. Anything to the contrary herein notwithstanding, the Corporation's obligation to deliver Restricted Stock under this Agreement is subject to such compliance with federal and state laws, rules and regulations applying to the authorization, issuance or sale of securities, and applicable stock exchange requirements, as the Corporation deems necessary or advisable. The Corporation shall not be required to deliver Restricted Stock pursuant hereto unless and until it receives satisfactory proof that the issuance or transfer of such shares will not violate any of the provisions of the Securities Act of 1933 or the Securities Exchange Act of 1934 or the rules and regulations of the Securities Exchange Commission promulgated thereunder, or the rules and regulations of any stock exchange on which the Corporation's securities are traded, or state law governing the sale of securities, or that there has been compliance with the provisions of such acts, rules, regulations and state laws. If the Grantee fails to accept delivery for all or any part of the number of shares specified by such notice upon tender of delivery thereof the Grantee's right to this Restricted Stock with respect to such undelivered shares may be terminated by the Corporation.

8. Non-Assignability. The shares of Restricted Stock granted hereunder may not be transferred, pledged, assigned, or otherwise alienated or hypothecated until the Restriction Period applicable to that Restricted Stock has lapsed.

9. Withholding. The Grantee hereby authorizes the Corporation to withhold from Grantee's compensation or agrees to tender the applicable amount to the Corporation to satisfy any requirements for withholding of income and employment taxes in connection with the lapsing of the Restriction Period on the Restricted Stock granted hereby.

10. Disputes. As a condition to the granting of the Restricted Stock granted hereby, the Grantee and the Grantee's successors and assigns agree that any dispute or disagreement which shall arise under or as a result of this Agreement shall be determined by the Committee in its sole discretion and judgment and that any such determination and any interpretation by the Committee of the terms of this Agreement shall be final and shall be binding and conclusive for all purposes.

11. Adjustments. In the event of any stock dividend, stock split, reclassification, merger, consolidation, or similar transaction affecting the shares covered by this Restricted Stock, the rights of the Grantee shall be as provided in Section 8.1 of the Plan and any adjustment therein provided shall be made in accordance with Section 8.1 of the Plan.

12. Rights as Shareholder. During the Restriction Period, Grantee may exercise full voting rights with respect to the Restricted Stock and the

Grantee shall be entitled to receive all dividends and other distributions paid with respect to shares of Restricted Stock. If any dividends or distributions are paid in shares of Common Stock during the Restriction Period, the dividend or other distribution shares shall be subject to the same restrictions on transferability as the shares of Restricted Stock with respect to which they were paid.

13. Notices. Every notice relating to this Agreement shall be in writing and if given by mail shall be given by registered or certified mail with return receipt requested. All notices to the Corporation shall be delivered to the Secretary of the Corporation at the Corporation's headquarters in Troy, Michigan, or addressed to the Secretary of the Corporation at 525 E. Big Beaver Road, Suite 300, Troy, MI 48083. All notices by the Corporation to the Grantee shall be delivered to the Grantee personally or addressed to the Grantee at the Grantee's last residence address as then contained in the records of the Corporation or such other address as the Grantee may designate. Either party by notice to the other may designate a different address to which notices shall be addressed. Any notice given by the Corporation to the Grantee at the Grantee's last designated address shall be effective to bind any other person who shall acquire rights hereunder.

14. Foreign Law Restrictions. Anything to the contrary herein notwithstanding, the Corporation's obligation to deliver Restricted Stock is subject to compliance with the laws, rules and regulations of any foreign nation applying to the authorization, issuance or sale of securities, providing of compensation, transfer of currencies and other matters, as may apply to the Grantee, if a resident of such foreign nation. To the extent that the Corporation is restricted in accordance with such foreign laws from delivering shares of Common Stock to the Grantee as would otherwise be provided for in this Plan, the Corporation shall be released from such obligation and shall not be subject to the claims of the Grantee hereunder with respect thereto.

15. Governing Law. This Agreement has been made in and shall be construed in accordance with the laws of the State of Michigan.

16. Provisions of Plan Controlling. The provisions hereof are subject to the terms and provisions of the Plan attached hereto as Exhibit A. In the event of any conflict between the provisions of this Agreement and the provisions of the Plan, the provisions of the Plan shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

**SYNTEL, INC.**

By:
[authorized officer]

By:
[authorized officer]

---

[grantee]

**EXHIBIT 10.12**

**AMENDMENT TO CREDIT AGREEMENT**

This agreement is dated as of August 23, 2005 by and between Syntel, Inc. (the "Borrower") and JPMorgan Chase Bank, N.A. (the "Bank"), and its successors and assigns. The provisions of this agreement are effective on the date that this agreement has been executed by all of the signers and delivered to the Bank ("Effective Date").

WHEREAS, the Borrower and the Bank entered into a credit agreement dated October 15, 2002, as amended (if applicable) (the "Credit Agreement"); and

WHEREAS, the Borrower has requested and the Bank has agreed to amend the Credit Agreement as set forth below;

NOW, THEREFORE, in mutual consideration of the agreements contained herein and for other good and valuable consideration, the parties agree as follows:

1. DEFINED TERMS. Capitalized terms not defined herein shall have the meaning ascribed in the Credit Agreement.

2. MODIFICATION OF CREDIT AGREEMENT. The Credit Agreement is hereby amended as follows:

2.1 From and after the Effective Date, the provision in the Credit Agreement under Section 1.2 captioned "Facility A (Line of Credit)" is hereby amended and restated to read as follows:

1.2 FACILITY A (LINE OF CREDIT). The Bank has approved a credit facility to the Borrower in the principal sum not to exceed $15,000,000.00 in the aggregate at any one time outstanding ("Facility A"). Credit under Facility A shall be repayable as set forth in a Line of Credit Note dated August 19, 2004, and any renewals, modifications or extensions thereof. The proceeds of Facility A shall be used for the following purpose: working capital.

LETTER OF CREDIT SUB-LIMIT. At any time the Borrower is entitled to an advance under Facility A, the Bank agrees to issue letters of credit for the account of the Borrower in an amount not in excess of the maximum advance that the Borrower would then be entitled to obtain under Facility A, provided that (a) the aggregate maximum amount which is drawn and remains unreimbursed under all letters of credit plus the aggregate maximum available amount which may be drawn under all letters of credit which are outstanding at any time, including without limitation all letters of credit issued for the account of the Borrower which are outstanding on the date of the Line of Credit Note, shall not exceed $5,000,000.00, (b) the issuance of any letter of credit with an expiration date beyond the maturity date of the Line of Credit Note shall be entirely at the discretion of the Bank, (c) any letter of credit shall be a standby letter of credit and the form of the requested letter of credit shall be satisfactory to the Bank, in the Bank's sole discretion, and (d) the Borrower shall have executed an application and reimbursement agreement for any letter of credit in the Bank's standard form. While any letter of credit is outstanding, the maximum amount of advances that may be outstanding under the Line of Credit Note shall be automatically reduced by the maximum amount available to be drawn under any and all such letters of credit plus the aggregate of the amounts which have been drawn and remain unreimbursed under all letters of credit. The Borrower shall pay the Bank a fee for each standby letter of credit that is issued, calculated at the rate of 1.00% per annum of the original maximum amount available of such standby letter of credit, with such fee being calculated on the basis of a 360-day year and the actual number of days in the period during which the standby letter of credit will be outstanding; provided, however, that such fee shall not be less than $500.00 for each letter of credit. No credit shall be given for fees paid due to early termination of any letter of credit. The Borrower shall also pay the Bank's standard transaction fees with respect to any transactions occurring on an account of any letter of credit. Each fee shall be payable when the related letter of credit is issued, and transaction fees shall be payable upon completion of the transaction as to which they were charged. All fees may be debited by the Bank to any deposit account of the Borrower carried with the Bank without further authority and, in any event, shall be paid by the Borrower within ten (10) days following billing.

3. RATIFICATION. The Borrower ratifies and reaffirms the Credit Agreement and the Credit Agreement shall remain in full force and effect as modified herein.

4. BORROWER REPRESENTATIONS AND WARRANTIES. The Borrower represents and warrants that (a) the representations and warranties contained in the Credit Agreement are true and correct in all material respects as of the date of this agreement, (b) no condition, act or event which could constitute an event of default under the Credit Agreement or any promissory note or credit facility executed in reference to the Credit Agreement exists, and (c) no condition, event, act or omission has occurred, which, with the giving of notice or passage of time, would constitute an event of default under the Credit Agreement or any promissory note or credit facility executed in reference to the Credit Agreement.

5. FEES AND EXPENSES. The Borrower agrees to pay all fees and out-of-pocket disbursements incurred by the Bank in connection with this agreement, including legal fees incurred by the Bank in the preparation, consummation, administration and enforcement of this agreement.

6. EXECUTION AND DELIVERY. This agreement shall become effective only after it is fully executed by the Borrower and the Bank.

7. ACKNOWLEDGEMENTS OF BORROWER. The Borrower acknowledges that as of the date of this agreement it has no offsets with respect to all amounts owed by the Borrower to the Bank arising under or related to the Credit Agreement on or prior to the date of this agreement. The Borrower fully, finally and forever releases and discharges the Bank and its successors, assigns, directors, officers, employees, agents and representatives from any and all claims, causes of action, debts and liabilities, of whatever kind or nature, in law or in equity, of the Borrower, whether now known or unknown to the Borrower, which may have arisen in connection with the Credit Agreement or the actions or omissions of the Bank related to the Credit Agreement on or prior to the date hereof. The Borrower acknowledges and agrees that this agreement is

limited to the terms outlined above, and shall not be construed as an agreement to change any other terms or provisions of the Credit Agreement. This agreement shall not establish a course of dealing or be construed as evidence of any willingness on the Bank's part to grant other or future agreements, should any be requested.

8. NOT A NOVATION. This agreement is a modification only and not a novation. Except for the above-quoted modification(s), the Credit Agreement, any loan agreements, credit agreements, reimbursement agreements, security agreements, mortgages, deeds of trust, pledge agreements, assignments, guaranties, instruments or documents executed in connection with the Credit Agreement, and all the terms and conditions thereof, shall be and remain in full force and effect with the changes herein deemed to be incorporated therein. This agreement is to be considered attached to the Credit Agreement and made a part thereof. This agreement shall not release or affect the liability of any guarantor of any promissory note or credit facility executed in reference to the Credit Agreement or release any owner of collateral granted as security for the Credit Agreement. The validity, priority and enforceability of the Credit Agreement shall not be impaired hereby. To the extent that any provision of this agreement conflicts with any term or condition set forth in the Credit Agreement, or any document executed in conjunction therewith, the provisions of this agreement shall supersede and control. The Bank expressly reserves all rights against all parties to the Credit Agreement.

Borrower: Syntel, Inc.

```
By: /S/ Bharat Desai
    ------------------------------------
    Bharat Desai    CEO
    Printed Name    Title
Date Signed: August 26, 2005

By: /S/ R. S. Ramdas
    ------------------------------------
    R.S. Ramdas     V.P. Finance
    Printed Name    Title
Date Signed: August 26, 2005
```

Bank:

JPMorgan Chase Bank, N.A.

```
By: /S/ Jane E. Bowman
    ------------------------------------
    Jane E. Bowman    SVP
    Printed Name      Title
```

Date Signed: August 26, 2005

**EXHIBIT 21**

## SUBSIDIARIES OF THE REGISTRANT

| Name | State or Other Jurisdiction of incorporation or Organization |
| --- | --- |
| Syntel Limited | India |
| Syntel Europe Limited | England |
| Syntel Deutschland GmbH | Germany |
| Syntel (Singapore) PTE. LTD. | Singapore |
| Syntel (Australia) Pty Limited | Australia |
| Syntel Canada Inc. | Canada |
| Syntel (Hong Kong) Ltd. | Hong Kong |
| Syntel (Mauritius) Ltd. | Mauritius |
| SkillBay LLC | Michigan |
| Syntel Delaware LLC | Delaware |
| Syntel Global Private Limited | India |
| Syntel International Private Limited | India |
| Syntel Solutions (Mauritius) Limited | Mauritius |
| Syntel Sourcing Private Limited | India |
| Syntel Consulting Inc. | Michigan |
| Syntel Sterling BestShores Solutions Private Limited | India |
| Syntel Sterling BestShores (Mauritius) Limited | Mauritius |
| Syntel Worldwide (Mauritius) Limited | Mauritius |

**Exhibit 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-49435 on Form S-8 of Syntel, Inc. of our reports dated March 8, 2006 with respect to the consolidated financial statements of Syntel, Inc., and management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in this Annual Report on Form 10-K of Syntel, Inc. for the years ended December 31, 2005 and 2004.

**Crowe Chizek and Company LLC**

Fort Wayne, Indiana
March 8, 2006

EXHIBIT 31.1

## CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bharat Desai, Chairman, President, and Chief Executive Officer of Syntel, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Syntel, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over

financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

**Date March 14, 2006**

*By /S/ Bharat Desai*
*-----------------------------------*
*BHARAT DESAI*
*CHAIRMAN, PRESIDENT, AND*
*CHIEF EXECUTIVE OFFICER*

EXHIBIT 31.2

## CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Revathy Ashok, Chief Financial Officer of Syntel, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Syntel, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over

financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

**Date March 14, 2006**

*By /S/ Revathy Ashok*

*REVATHY ASHOK, CHIEF FINANCIAL OFFICER*

**EXHIBIT 32**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Syntel, Inc. (the "Company") on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Bharat Desai, Chairman, President, and Chief Executive Officer of the Company and Revathy Ashok, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2005 fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report on the Company for the year ended December 31, 2005 fairly presents, in all material respects, the financial condition and result of operations of the Company as of and for the periods covered in this Report

*/s/ Bharat Desai*

------------------------------------

*Bharat Desai*
*Syntel, Inc.*
*Chairman, President, and*
*Chief Executive Officer*
*March 14, 2006*

*/s/ Revathy Ashok*

------------------------------------

*Revathy Ashok*
*Syntel, Inc.*
*Chief Financial Officer*
*March 14, 2006*

A signed original of this written statement required by section 906 has been provided to the Company and will be retained by the Company, and furnished to the Securities and Exchange Commission or its staff upon request.